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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Serengeti Resources Inc.

Rimfire Minerals Corporation

SUMMARY REPORT ON

THE TIDE PROPERTY

Located in the Stewart Area

Skeena Mining Division

NTS 104B/8E

56o 16’ North Latitude

130o 05' West Longitude

-prepared for-

SERENGETI RESOURCES INC.

3950 West 11th Avenue

Vancouver, British Columbia, Canada

V6R 2L2

&

RIMFIRE MINERALS CORPORATION

Suite 700, 700 West Pender Street

Vancouver, British Columbia, Canada

V6C 1G2

-prepared by-

R. Scott Heffernan, M.Sc.

Henry J. Awmack, P.Eng.

EQUITY ENGINEERING LTD.

Suite 700, 700 West Pender Street

Vancouver, British Columbia, Canada

V6C 1G8

scotth@equityeng.bc.ca

henrya@equityeng.bc.ca

December, 2004

SUMMARY

The Tide property consists of 86 claim units covering 20 km2 of mountainous terrain in northwestern British Columbia.  It is located 36 kilometres north of concentrate-loading port facilities at Stewart, B.C. A government-maintained gravel road connects Stewart to the former Granduc mill site, approximately one kilometre southeast of the Tide property, from which a dirt road provides access to the eastern edge of the property.  Serengeti Resources Inc. is earning a 51% interest in the property from Rimfire Minerals Corporation, which owns the property outright, subject to a 1.5% NSR.

The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of Au-Ag+Cu vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives, including Silbak Premier (5.3 million tonnes @ 10.9 g/tonne Au, 233 g/tonne Ag) and Kerr (135 million tonnes @ 0.76% Cu, 0.34 g/tonne Au).  The East Gold Mine was discovered 500 metres north of the Tide property in 1926 and produced 46 tonnes of hand-cobbed ore grading 1,126 g/tonne Au and 3,106 g/tonne Ag between 1939 and 1965.  Modern exploration of the Tide property began with silt sampling in 1980 and continued through 1996 with soil sampling, ground and airborne geophysics, trenching and 575 metres of diamond drilling.  Attracted by its kilometre-scale soil/silt geochemistry, widespread precious metal mineralization and excellent access, Rimfire purchased the property in August 2001 and carried out initial geological and geochemical fieldwork.  In 2004 they conducted additional mapping, prospecting, soil sampling, and 599 m of drilling in four holes.

The Tide property is underlain by andesitic volcanics and fine clastics of the Early Jurassic Unuk River Formation.  These are intruded by a roughly coeval, 200-1,000 metre wide, feldspar-hornblende+biotite porphyry sill, an offshoot of the 193 Ma Summit Lake Stock.  Three major styles of mineralization have been recognized over an area of 1,700 x 3,000 metres, centred around the porphyry sill.  Within the sill and adjacent to it, “proximal” Au-Ag-Zn-Pb mineralization occurs as quartz-sulphide-sulphosalt or massive sulphide veins at a variety of orientations.  Some of the most important zones of proximal mineralization include the newly discovered 52 Zone (0.50 metres grading 593 g/t Au and 14708 g/t Ag), the East Gold vein, north of the Tide property, and the High-Grade Vein (0.97 metres grading 1,958 g/tonne Ag and 8.1 g/tonne Au).  Mineralization within these zones is emplaced along steeply-dipping north-south and northwest-southeast trending faults.  The Arrow Zone, with massive sulphide boulders grading up to 105 g/tonne Au, 598 g/tonne Ag, 20.3% Zn and 5.3% Pb, along with the High Grade Pit, the newly identified Brown Bear Zone (values up to 6.71 g/t Au, 771 g/t Ag, 1.30% Pb, and 1.24% Zn) and the 36 Zone lie on a newly identified east-west trending structural corridor.  Zones of “distal” Au-As mineralization, such as the 36 Zone, occupy a 500 metre wide band in hornfelsed volcanics, located 100-900 metres west of the sill contact.  In 2004, drilling at the 36 Zone intersected 129.4 m grading 1.00 g/t Au, including 39.6 m of 1.92 g/t Au, raising the possibility of a low-grade, bulk-mineable gold target.  Mineralization consisted of pyrite-arsenopyrite±quartz veining and fracture-filling within steeply dipping, easterly-trending sheeted fracture zones.  Also in 2004, drill testing of a strong multi-element soil anomaly in the vicinity of the High Grade Pit showing identified weakly developed “porphyry” Au-Cu-Mo mineralization.  The drill hole (TIDE04-02) graded of 0.08 g/t Au, 572 ppm Cu, and 50 ppm Mo over its entire length of 163.01 m.

Strong multi-element (Au-Ag-As-Cu-Pb-Zn±Mo±Sb) soil/talus fine and silt geochemistry covers a 2,000 x 4,200 metre northerly-trending area of the Tide property, covering the known zones of mineralization and extending north from them.  At higher elevations, “soil” samples are dominantly talus fines, whose analyses would normally give the bulk grade of the source rocks.  Talus fine samples down slope from the zones of “distal” mineralization have very extensive >1000 ppb Au anomalies.   At lower elevations, samples from well-developed soils can indicate significant mineralization at much lower anomaly levels, and widespread anomalies have not been thoroughly investigated.

Given the large scale of the Tide mineralizing system, and encouraging results from the 2004 exploration program, further exploration is justified on the Tide property. A $600,000 (Canadian) program is recommended, consisting of soil geochemical coverage, property-wide airborne magnetic coverage, and diamond drilling to focus on the 36 and 52 Zones.

SUMMARY REPORT ON THE TIDE PROPERTY

TABLE OF CONTENTS

Page

1.0	INTRODUCTION AND TERMS OF REFERENCE	1
2.0	DISCLAIMER	1
3.0	PROPERTY DESCRIPTION AND LOCATION	1
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE	1
5.0	PROPERTY EXPLORATION HISTORY	2
6.0	GEOLOGICAL SETTING	5
	6.1 Regional Geology	5
	6.2 Property Geology	8
	6.2.1 Structure	9
7.0	DEPOSIT TYPES	9
8.0	ALTERATION AND MINERALIZATION	10
	8.0.1 Northpit Zone	10
	8.0.2 Riptide/Camp Zones	10
	8.0.3 36 Zone	11
	8.0.4 Southpit Zone	12
	8.0.5 Arrow Zone	13
	8.0.6 Brown Bear Zone	14
	8.0.7 52 Zone	14
	8.0.8 Northwest of the 52 Zone	15
	8.0.9 High-Grade Vein	16
	8.0.10 Other Porphyry-hosted	16
	8.0.11 Susan and Anna Zones	17
	8.0.12 66 Float Zone	17
	8.0.13 Other Significant 2004 Results	17
9.0	EXPLORATION	18
	9.1 Soil Geochemistry	18
	9.2 Silt Geochemistry	21
10.0	DIAMOND DRILLING	21
11.0	SAMPLING METHOD AND APPROACH	22
12.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	23
13.0	DATA VERIFICATION	23
14.0	INTERPRETATION AND CONCLUSIONS	23
15.0	RECOMMENDATIONS	24
	15.1 Program	24
	15.2 Budget	25

APPENDICES

Appendix A

Bibliography

Appendix B

Quality Control/Quality Assurance

Appendix C

Metallics (Screen) Assays

Appendix D

Geologist’s and Engineer’s Certificates

Appendix E

Consents of Authors

LIST OF FIGURES		Following Page
Figure 1	Location Map	1
Figure 2	Claim Map	1
Figure 3	Regional Geology	5
Figure 4	Regional Mineral Deposits	6
Figure 5	Property Geology	8
Figure 6a	Gold Geochemistry in Rocks	18
Figure 6b	Silver Geochemistry in Rocks	18
Figure 6c	Arsenic Geochemistry in Rocks	18
Figure 6d	Copper Geochemistry in Rocks	18
Figure 6e	Molybdenum Geochemistry in Rocks	18
Figure 6f	Lead Geochemistry in Rocks	18
Figure 6g	Antimony Geochemistry in Rocks	18
Figure 6h	Zinc Geochemistry in Rocks	18
Figure 7	Property Geology and Soil Anomalies	20

1.0  INTRODUCTION AND TERMS OF REFERENCE

Rimfire Minerals Corporation (Rimfire) purchased the Tide property from Newmont Canada Limited in August 2001 and carried out initial fieldwork in September of that year.  Attracted to the project by both the areally extensive anomalous rock, soil and silt geochemistry within a well endowed metallogenic belt, and by the easy access Serengeti Resources Inc. (Serengeti) optioned the property from Rimfire in November of 2003.  Equity Engineering Ltd. (Equity) has carried out all fieldwork on the Tide since 2001 and was requested by Serengeti and Rimfire to compile the data on the Tide property and provide a technical report in compliance with National Instrument 43-101. The senior author managed  the 2004 fieldwork and drilling program and the junior author managed the 2001 fieldwork.  The literature used in compiling this report consisted of assessment reports filed with the British Columbia Ministry of Energy and Mines as well as published reports.

The authors have visited all of the mineralised occurrences and are familiar with the property. Based on historical information and results of the 2004 program, provided by Equity, further exploration of the Tide property is recommended.

2.0    DISCLAIMER

Much of the geochemical data and the pre-2004 drill data are derived from assessment reports filed with the Province of BC.  The regional geological context is derived from published reports by government geologists.  There is no reason to believe that any of this information is incorrect.

3.0  PROPERTY DESCRIPTION AND LOCATION

The Tide property lies in the Coast Mountains of north-western British Columbia, Canada, approximately 36 kilometres north of Stewart (Figures 1, 4 and 5). It lies within the Skeena Mining Division, centred at 56o 16' north latitude and 130o 05' west longitude. The claims are located on map sheet 104B/8E. The property consists of 86 contiguous mineral claim units covering 20.3 km2 (2029 hectares), as summarized in Table 3.1. The claims have not been legally surveyed and no legal corner posts were located in the field by the authors. Records of the British Columbia Ministry of Energy and Mines indicate that all claims are held by Rimfire Minerals Corporation. Separate documents indicate that Newmont Canada Limited retains a 1.5% NSR on the claims. Serengeti optioned the property from Rimfire in November of 2003.  Serengeti can earn a 51% interest in the property from Rimfire by paying Rimfire $100,000 cash, issuing Rimfire 325,000 shares and funding $1,435,000 in exploration on the property by December 31, 2006.

Table 3.1 Claim Data

Claim Name	Mineral Tenure	No. of Units	Record Date	Expiry Date
Bow-1	321461	6	October 8, 1993	December 31, 2010
Bow-2	321462	20	October 9, 1993	December 31, 2011
Bow-3	321463	20	October 9, 1993	December 31, 2011
Bow-4	321464	20	October 8, 1993	December 31, 2010
Arrow	340087	20	September 14, 1995	December 31, 2010
		86

4.0  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE

A well-maintained gravel road connects concentrate-shipping port facilities at Stewart with the former Granduc mill-site, less than one kilometre southeast of the Tide property. A secondary road from the mill-site crosses the Bowser River and runs along the eastern edge of the property to the former East Gold Mine. Much of this road is overgrown with willows but is otherwise in good condition. During the 2004 program, access to the property was via a Hughes 500D helicopter operated by Prism Helicopters Ltd. out of its Stewart base and the road accessible drill camp.

The Tide property covers the eastern and southern slopes of Tide Mountain, rising out of the Bowser River and the Berendon Glacier. The property is rugged, with elevations ranging from 650 metres on the Bowser flood-plain to over 2,200 metres in the northwestern corner of the property. Essentially all work has been done below 1,750 metres elevation on the Bow-1, -2 and -3 claims. Permanent snowfields and valley glaciers are present at higher elevations and along the southern edge of the property, mainly on the Bow-4 and Arrow claims.

Vegetation changes dramatically with elevation. The Bowser flood-plain is covered by willow and tag alder. The lower slopes, up to about 850 metres elevation, are thickly vegetated with tag alder and lesser willow and devil’s club. Between 850 and 1200 metres, patches of mountain hemlock and alpine fir alternate with short alpine vegetation. Above 1200 metres, rock, talus and snow dominate.

The Tide property is subject to a northern coastal climate, with cool wet summers and cooler, wetter winters. Several metres of snowfall can accumulate during the winter. The property can be worked from June into October.

5.0  PROPERTY EXPLORATION HISTORY

Table 5.1 summarizes all known exploration work carried out on the ground currently comprising the Tide property.

Table 5.1 Tide Exploration Programs

Operator Zones	Geochemistry	Geophysics	Trenching and Drilling	Reference
Northair (1980)
	151 silts, 29 rocks			MacLeod (1980)
Northair (1981)
Southpit	52 silts, 60 rocks		1 blast-trench	Hewett (1981)
Tenajon/Newhawk/Northair (1982)
Northpit			blast-trenches
Tenajon/Newhawk/Northair (1983)
Northpit, Southpit	136 silts, 325 soils, rocks	Airborne: 13.5 km EM/magnetics		Garratt (1983), Sheldrake (1983), MacLeod (1983)
Tenajon/Newhawk/Northair (1984)
Silver Ck., Bowser	250 soils, 58 rocks	Ground: 12.6 km VLF-EM		MacLeod (1984)
Tenajon/Newhawk/Northair (1985)
N/A			blast-trenches
Tenajon/Newhawk/Northair (1986)
Silver Ck., Bowser			2 DDH (BQ):455m	MacLeod (1986)

Table 5.1 Tide Exploration Programs Continued

Operator Zones	Geochemistry	Geophysics	Trenching and Drilling	Reference
Austral Pacific (1988)
Silver Ck., Bowser		Ground: 15 km IP, HLEM, magnetics		Sheldrake (1988), Allen (1988)
Austral Pacific (1989)
Silver Ck., Bowser		Ground: magnetics, VLF-EM, self-potential

Claimstaker (1990)
Northpit, Susan, Anna, Bowser, Southpit	137 rocks	Ground: 6.6 km PEM	4 DDH (BQ): 120m	Somerville (1990)
Hemlo (1994)
	297 soils, 175 rocks			Kemp (1994)
Hemlo (1995)
Northpit, Southpit, 36	129 soils, 484 rocks			Kemp (1995)
Hemlo (1996)
Northpit, Southpit, 36	404 soils, 387 rocks			Erdman (1996)
Rimfire Minerals (2001)
Silver Ck., Northpit, Southpit, 36	4 silts, 1 soil, 75 rocks			Awmack (2001)
Rimfire Minerals (2004)
Southpit, High Grade Pit, 36, Arrow, Brown Bear, 52	854 soils, 179 rocks, 515 drill core		4 DDH (BQ core):598.62 m (1964’)	Heffernan (2004)
Totals	343 silts, 2260 soils, >1584 rocks, > 515 drill core	Ground: 12.6 km VLF, 15 km HLEM, 6.6 km PEM, 15 km magnetics, 15 km IP Airborne: 13.5 km EM/magnetics	blast-trenches 10 DDH: 1174m (3851’)

The East Gold Mine, surrounded on three sides by the current Bow-1 and Bow-2 claims, was first worked in 1926 and produced 46 tonnes of hand-picked ore grading 1,126 g/tonne Au and 3,106 g/tonne Ag between 1939 and 1965 from narrow quartz-sulphide veins. Some work was undoubtedly carried out on the Tide property at that time, including excavation of the “High-grade Pit” beside Silver Creek, but no assessment work was recorded.

Northair Mines Ltd. staked their Tide claim to the south of the East Gold property in 1979 and the following year collected 151 silt samples, mainly from Eastgold Creek and the drainages west of the East Gold property. A 1 x 2 metre pyrite boulder (the “66 Float Zone”) in Eastgold Creek assayed 22.6 g/tonne Au (MacLeod, 1980). The following year, Northair expanded their claim group and extended silt sampling to the south. A trench was blasted in the Southpit Zone, exposing three quartz-sulphide veins (Hewett, 1981). More trenches were blasted on quartz-pyrite-arsenopyrite veins in the Northpit Zone in 1982, but no work was filed for assessment.

In 1983, Northair formed a joint venture on the Tide property with Tenajon Silver Corporation and Newhawk Gold Mines Ltd. and prepared a detailed topographical map for survey control. The joint venture carried out geological mapping at higher elevations, covering the Northpit and Southpit Zones (Garratt, 1983). Six north-south lines of airborne EM/magnetics were run over the lower slopes of the property, showing several weak conductors (Sheldrake, 1983). Silt samples were taken up Silver Creek and the upper parts of Eastgold Creek. Soil samples were taken along contours throughout the property and along east-west grid lines in the Southpit Zone area, revealing extensive polymetallic geochemical anomalies (MacLeod, 1983).

The following year, the Tide joint venture concentrated their work at lower elevations in the Silver Creek area. Soil samples were collected at 50m intervals along north-south lines spaced 100 metres apart on the Silver Creek grid, revealing a large polymetallic soil anomaly. The High-grade Pit was re-discovered and sampled, yielding 22.9 g/tonne Au and 16,160 g/tonne Ag from a few centimetres of steel galena and sphalerite. A VLF-EM survey was run over the Silver Creek grid and the smaller Bowser grid to the south in the Bowser River floodplain. A weak conductor was indicated at 19300E 19675N on the Silver Creek grid, in a talus patch with abundant galena-sphalerite float and soil samples up to 1770 ppb Au. A stronger conductor was identified on the Bowser Grid, trending northwest for 200 metres (MacLeod, 1984). Trenching was carried out in 1985, but no assessment was filed.

In 1986, the Tide joint venture drilled two core holes from road-accessible locations (Table 5.2). Hole 86-1 was directed at the Bowser VLF conductor in an area where arsenopyrite-bearing fractures in granodiorite assayed up to 32.2 g/tonne Au. The VLF conductor was explained by 2 metres of graphitic gouge at the contact between an intrusive and andesitic tuffs. Hole 86-2 was directed toward high Cu, Ag and Mo soil geochemistry in the Silver Creek area, intersecting minor amounts of chalcopyrite and sphalerite. The holes were assayed only for Au and Ag, returning generally low values throughout (MacLeod, 1986).

Table 5.2 Pre-2004 Diamond Drilling

Hole	Az	Dip	Total	Significant Intersections
Number	(°)	(°)	Depth	From	To	Length	Au	Ag
			(m)	(m)	(m)	(m)	(g/tonne)	(g/tonne)
86-1	012	-45	204.57	14.86	15.29	0.43	2.63	182.6
				24.24	25.00	0.76	4.11	16.6
86-2	280	-45	250.92	90.85	91.16	0.31	1.41	58.8
				107.70	108.00	0.30	1.58	127.7
90-1	153	-52	78.60	34.30	35.60	1.30	2.58	5.2
				38.90	40.00	1.10	1.70	4.1
90-2*	N/A	-45	7.30
90-3*	N/A	-70	15.20
90-4*	N/A	-80	18.60
		Total	575.20

*Abandoned in overburden; no significant assays.

Austral Pacific Gold Corporation optioned the Tide property in 1988. The Bowser grid and the southeastern portion of the Silver Creek grid were detailed by north-south lines spaced 25 metres apart for magnetic, Genie horizontal loop EM and induced polarization surveys. Mapping in the Silver Creek area revealed a “body of massive milky quartz which outcrops over an area of about 50 x 75 metres” and a 50 x 50 metre breccia of andesite tuff fragments in a chlorite-calcite-quartz-chalcopyrite-scheelite matrix (Allen, 1988). Parts of these grids were surveyed the following year with magnetics, VLF-EM and self-potential, but no work was filed for assessment purposes.

Claimstaker Resources Ltd. acquired Austral Pacific’s option on the Tide property in 1990 and carried out extensive mapping at 1:1,000 scale. The Susan and Anna quartz stockwork/breccia zones were discovered at the head of Eastgold Creek. Pulse-EM surveys were carried out over grids at the Northpit and the Susan/Anna zones. Four core holes were drilled in the Northpit and Bowser grid areas. Hole 90-1 was drilled under some of the better Northpit veins, intersecting two quartz-arsenopyrite veins with lower gold values. Three holes (90-2, -3 and -4) were targeted at a chargeability anomaly on the Bowser grid, but were lost in overburden (Somerville, 1990).

The claims were allowed to lapse in 1993 and were re-staked by Hemlo Gold Mines Inc. as the Bow-1 to -4 and Arrow claims, which constitute the current Tide property. In 1994, Hemlo carried out property-wide mapping and took soil samples on reconnaissance contour and ridge/spur lines. They confirmed previous work and reported anomalous soil results above the Berendon Glacier to the southwest of prior sampling and north of Eastgold Creek (Kemp, 1994). Further mapping and contour sampling in 1995 were confined to alpine areas. The 36 Zone was discovered between the Northpit and Southpit zones, with a stockwork grading 5.62 g/tonne Au across 7.1 metres (Kemp, 1995).

In 1996, Hemlo collected soil/talus samples from grids over the Northpit, 36 and Southpit zones and collected numerous grab and channel samples from them. These returned generally lower results than previously reported from the Northpit and Southpit zones, but at the 36 Zone, 18 samples exceeded 1 g/tonne Au over a 150 x 230m area, open to the east and west (Erdman, 1996).

Rimfire purchased the property in August 2001 from Newmont Canada Limited, which had acquired Hemlo via merger, and carried out mapping, prospecting and silt and rock sampling in September of that year (Awmack, 2001). Equity Engineering Ltd. completed the exploration program which focused on the core area of the property assessing previously reported zones of mineralization and resulting in the discovery of narrow high-grade mineralization in the Arrow Zone.

Serengeti optioned the Tide property from Rimfire in 2003 and Equity Engineering Ltd. was contracted to carry out a mapping/prospecting, soil sampling and diamond drilling exploration program in the summer of 2004 and to report on the results (Heffernan, 2004).  This work focused on expanding soil geochemical coverage to lower elevations and north of Eastgold Creek, continued mapping and prospecting of these areas, and the initial drill testing of the Southpit, High Grade Pit, 36, and Arrow zones.  This work lead to the discovery of the Brown Bear (values up to 6.71 g/t Au, 771 g/t Ag, 1.48% Pb and 1.84% Zn) and 52 zones (593 g/t Au and 14708 g/t Ag over 0.50 m).  A drill hole on the 36 Zone intersected 129.4 m of and drilling intersected significant gold mineralization in the 36 zone (see Table 5.4).  Results of this program are discussed in greater detail below and in the subsequent sections.

6.0  GEOLOGICAL SETTING

6.1 Regional Geology

The Stewart mining camp lies along the western margin of the Intermontane tectonic belt, adjacent to the Coast Plutonic Complex. The area is underlain by the Hazelton Group, a Lower Jurassic island-arc complex and its coeval plutons (Figure 3).

1.

In the Stewart area, the Hazelton Group has been divided into four formations. At the base is the Unuk River Formation (Norian to Pliensbachian), with at least 4500 metres of monotonous green to greenish grey andesitic tuffs and flows with minor interbedded sedimentary rocks. Alldrick (1993) divided the Unuk River Formation into six members:Lower Andesite Member (Unit 1a): >500 metres of massive to well-bedded ash tuff.

2.

Lower Siltstone Member (Unit 1b): 50 to >200 metres of thin-bedded dark grey to black argillite and siltstone.

3.

Middle Andesite Member (Unit 1c): >1500 metres of dust tuff, ash tuff, lapilli tuff and minor tuff breccia with interbedded graded sandstone (Unit 1csd) and siltstone (Unit 1csl); massive pyroxene-phyric flows (Unit 1ca) near the top of the member approximately one kilometre southeast of the Tide property; minor two-feldspar porphyry flows.

4.

Upper Siltstone Member (Unit 1d): 50 to >1000 metres of carbonaceous thin-bedded argillite, siltstone, sandstone; local basal conglomerate (Unit 1dc) and coralline limestone (Unit 1dl).

5.

Upper Andesite Member (Unit 1e): 2000 metres of massive tuff with minor flows and local lenses of sediments.

6.

Premier Porphyry Member (Unit 1f): Orthoclase-megacrystic, plagioclase-hornblende-phyric andesite flows and tuff-breccia.

The Betty Creek Formation (Pliensbachian to Toarcian), which unconformably overlies the Unuk River Formation, is a complex succession of red and green epiclastics (Unit 2a) interbedded with andesitic to dacitic tuffs and flows (Unit 2b). The epiclastics are derived from Unuk River volcanics and Alldrick (1993) interprets the Betty Creek Formation as a subaerial clastic apron of poorly sorted lahars and reworked debris flows interbedded with andesitic to dacitic volcanics, on the flanks of an emergent stratovolcano. The Betty Creek Formation varies from 4 to 1200 metres thick and ranges from dominantly volcanic to dominantly sedimentary, probably reflecting paleotopography and regional distribution of volcanic vents.

The Mount Dilworth Formation (Toarcian) is composed of 20-120 metres of dense, variably welded dacite dust, ash and lapilli tuffs (Unit 3) overlying the Betty Creek Formation. It is a resistant, cliff-forming unit which serves as a regional marker.

The Salmon River Formation (Toarcian to Bajocian) is a >1000 metre thick assemblage of complexly folded, thin to medium-bedded siltstones and wackes with minor interbedded intraformational conglomerates, limestones and siliceous tuffaceous siltstones (Unit 4). In the Eskay Creek area, 50 kilometres to the northwest, the Salmon River Formation includes bimodal volcanic centres comprised of rhyolite flow-dome complexes and pillowed/massive basalts.

The Texas Creek Plutonic Suite comprises a group of Early Jurassic granodioritic stocks, dykes, sills and a batholith in the Stewart-Unuk-Iskut area. Alldrick (1993) believed them to be emplaced in a shallow volcanic setting below and within coeval andesitic stratovolcanos. The Summit Lake Stock (Unit 6d), dated at 192.8+2 Ma (Alldrick, 1993), is a 2 x 3 km hornblende granodiorite stock centred south of the Berendon Glacier, tailing off into a 200-1,000 metre wide sill which extends northward through the Tide property. The main stock is fresh, medium- to coarse-grained and generally equigranular, with rare potassium feldspar phenocrysts. The sill has both equigranular and porphyritic phases and is variably altered. The Summit Lake Stock and sill cut only rocks of the Unuk River Formation.

The Premier Porphyry Dykes (Unit 6c), dated at 194.8+2 Ma, are characterized by potassium feldspar megacrysts and plagioclase and hornblende phenocrysts in a fine-grained to aphanitic groundmass (Alldrick, 1993). Only the lower members of the Unuk River Formation are cut by the dykes, which are thought to be subvolcanic feeders to the extrusive Premier Porphyry Member. The dykes are generally altered to a sericite-carbonate+chlorite+pyrite assemblage and are spatially associated with district mineralization.

The Early to Middle Eocene Hyder Plutonic Suite consists of a batholith and satellite stocks and dykes lying east of the Coast Plutonic Complex in the Stewart area. The Hyder Suite is genetically related to the Coast Plutonic intrusives and mineralogically and texturally similar. The Hyder Dykes form prominent swarms of regional extent and randomly distributed, isolated dykes. Four dyke phases were recognized by Alldrick (1993): granodiorite porphyry, aplite, microdiorite, and lamprophyre dykes. The Berendon dyke swarm, dominantly composed of north to northwest trending microdiorite and lamprophyre dykes, trends south along the west side of the Bowser River flood-plain and Summit Lake before swinging southeasterly to join the larger Portland Canal dyke swarm. Dykes of the Berendon swarm are present on the Tide property.

The Hazelton Group has been folded into north-northwest trending, doubly plunging syncline/anticline pairs with subvertical axial planes. Clastics of the Salmon River Formation occupy the cores of the synclines and display disharmonic tight to isoclinal folds at many scales (Alldrick, 1993).

Faults are abundant at both local and regional scales in the Stewart area. Alldrick (1993) described five groups of major faults:

7.

regional-scale north-striking, subvertical, ductile to brittle faults.

8.

northerly-striking moderately west-dipping normal and reverse faults.

9.

southeast to northeast striking brittle, subvertical “cross” faults with strong but narrow foliation envelopes and up to a kilometre of lateral offset. Examples include the East Gold and Millsite faults in the vicinity of the Tide property.

10.

décollement surfaces or bedding plane slips near the base of the Salmon River Formation, due to ductility contrast with underlying dacitic volcanics during folding.

11.

mylonite bands at various orientations, a few metres wide at most.

The Stewart-Unuk-Iskut area hosts a wide variety of precious and base metal deposits, almost all of which have close spatial, and probably genetic, links with Early Jurassic subvolcanic magmatism (Figure 4). Deposit styles reflect a variety of depositional environments (MacDonald et al, 1996), including:

Porphyry

Kerr (135 million tonnes @ 0.76% Cu, 0.34 g/tonne Au) is hosted in Upper Triassic tuffaceous and sedimentary rocks intruded by 195-200 Ma syenodiorite, augite porphyry, hornblende porphyry and potassium feldspar megacrystic, hornblende-plagioclase porphyry dykes and stocks. The strongest copper mineralization is associated with a core of chlorite-magnetite and chlorite-pyrite alteration with quartz stockwork, flanked by chlorite-sericite-pyrite and sericite-quartz-pyrite zones (Ditson et al, 1995).

Red Bluff (102 million tonnes @ 0.15% Cu, 0.72 g/tonne Au) is hosted by quartz stockwork in sericite-quartz+Kspar+biotite altered, 195 Ma potassium feldspar megacrystic plagioclase porphyry (Rhys, 1995).

Veins

Silbak Premier (past producer)(5.3 million tonnes @ 10.9 g/tonne Au, 233 g/tonne Ag) comprises high- and low-sulphide breccias and veins, locally with low-sulphidation epithermal textures, in the Upper Andesite Member of the Unuk River Formation. Premier Porphyry potassium feldspar megacrystic plagioclase-hornblende dykes (195 Ma) are spatially associated with most ore zones (Alldrick, 1993).

Snip (past producer)(1.3 million tonnes @ 24.5 g/tonne Au) is a shear vein system within Triassic clastics, 300 metres above and genetically related to the 195 Ma Red Bluff potassium feldspar megacrystic plagioclase porphyry (Rhys, 1995).

Red Mountain (2.5 million tones @ 12.8 g/tonne Au, 38.1 g/tonne Ag) consists of three semi-tabular 5-29 metre thick zones of pyrite-pyrrhotite stockworking in intensely sericitized sedimentary rocks. They lie within 100 metres of the 197 Ma Goldslide feldspar-hornblende-biotite-quartz porphyry, which is thought to be the mineralizing intrusion (Rhys et al, 1995).

Brucejack/Sulphurets (749,000 tonnes @ 15.4 g/tonne Au, 648 g/tonne Ag) comprises low-sulphidation epithermal veins in Hazelton Group andesitic volcaniclastics and clastics cut by 193 Ma hornblende-plagioclase porphyry and potassium feldspar megacrystic plagioclase stocks (Margolis and Britten, 1995).

Scottie Gold (past producer)(198,000 tonnes @ 16.5 g/tonne Au), located 4 kilometres south of the Tide property, comprises massive pyrrhotite veins within shear or fracture zones trending 310°/75° NE in andesitic volcaniclastics and epiclastics of the Middle Andesite Member of the Unuk River Formation, intruded by the 193 Ma Summit Lake Stock (Alldrick, 1993).

East Gold (46 tonnes @ 1,126 g/tonne Au and 3,106 g/tonne Ag), surrounded on three sides by the Tide property, is a 3-60 centimetre quartz-calcite-sulphide-sulphosalt vein, trending 165°/70°W, with rich pockets of electrum (Minfile, 2001).

Volcanogenic Massive Sulphides

Eskay Creek (current producer)(2.7 million tonnes @ 47 g/tonne Au, 2135 g/tonne Ag) comprises lenses of clastic massive sulphide/sulphosalt in mudstone on the flank of a submarine rhyolitic flow-dome emplaced near the base of the Salmon River Formation at about 180 Ma. Eskay Creek is considered to be the product of a low-sulphidation epithermal system venting to the sea-floor in a shallow marine setting.

6.2 Property Geology

The Tide property geology summarized in Figure 5 is a compilation based on 1:50,000 scale mapping by Alldrick (1993) and the results of some detailed mapping work (e.g. Awmack, 2001).  The following overview is a synopsis of these works.  Numerous work programs have carried out detailed mapping; however this work has been restricted to areas with known mineralization and is too disparate to permit a detailed property scale compilation of these works.

The Tide property is underlain by three members (Lower Siltstone - Unit 1b, Middle Andesite - Unit 1c and Upper Siltstone - Unit 1d) of the Early Jurassic Unuk River Formation, which have been intruded by thick sills belonging to the slightly younger Summit Lake Stock (Figure 5).

South of Eastgold Creek, the Middle Andesite Member (Unit 1c) is dominated by green andesitic ash tuffs and lapilli tuffs, with lesser argillite, wacke and augite-feldspar porphyritic andesite flows. Bedding strikes northerly and dips moderately to steeply to the west. The Middle Andesite Member has been extensively hornfelsed in the vicinity of the porphyry body.

Granodioritic feldspar-hornblende porphyry (Unit 6d) intrudes the Middle Andesite Member south of the East Gold Fault. The porphyry body reaches 1,000 metres wide before it flares out into the Summit Lake Stock at the southern edge of the property. Observed contacts are conformable to bedding in the andesitic tuffs, and the porphyry body is elongated north-south, parallel to bedding, suggesting that it is sill-like in form. It locally contains rafts of andesite and may comprise multiple sills. Smaller bodies of feldspar-hornblende porphyry have been mapped to the west of the main sill, but their relationship is unclear. The porphyry is generally composed of a medium grey, non-magnetic groundmass with 40% anhedral 2-6 mm feldspar phenocrysts, 15% subhedral 4 mm chloritized hornblende phenocrysts and sparse biotite books. It is generally porphyritic but locally is medium-grained and equigranular.

Prior to 2004, the most detailed mapping done on the northern portions of the Tide property was done by Somerville (1990) in the vicinity of Eastgold Creek, showing it to be underlain by quartzite, siltstone and greywacke. Alldrick (1993), in his regional mapping, includes most of this area in his Middle Andesite member (Unit 1c), in which he included a 200 metre band of intercalated siltstone. He shows the contact with the overlying Upper Siltstone member (Unit 1d) trending northwesterly from near the mouth of Eastgold Creek (Figure 3). Kemp (1994) carried out reconnaissance transects across the northern part of the Tide property, and placed the contact between andesitic tuffs and the overlying clastics about 1,400 metres west of Alldrick’s contact (Figure 5).

6.2.1 Structure

Alldrick (1993) mapped the subvertical 100°-trending East Gold Fault along Eastgold Creek (Figures 3 and 5). In the vicinity of the fault, rocks are strongly foliated, with foliation averaging 105°/55°S.

Prominent air photo lineaments have been marked on Figure 5, forming two distinct groups. The majority of the lineaments trend 070°, a trend which is especially prominent in the vicinity of the East Gold Fault. A number of these coincide with faults inferred by Kemp (1995) from detailed geological mapping and parallel the dominant fracture and vein orientation in this area.

The most penetrative shear fabric (trending 70º-110º and near vertical) noted during the 2004 mapping occurs along a structural corridor on which lie the High Grade Pit, Arrow Zone, Brown Bear Zone, and 36 Zone showings.  With the exception of the High Grade Pit, the best mineralization in each of these showings is hosted on roughly E-W structures.  The relative timing of this shearing and its overall significance with regard to mineralization is poorly constrained.

North of Silver Creek, most fracturing dips steeply and trends 070-080°, parallel to the air photo lineaments. South of Silver Creek, the trend of the dominant fracture set gradually swings to the southeast. The implications of this observation for the property-wide structural regime are not clear.

7.0

DEPOSIT TYPES

At the current level of exploration and knowledge base, classification of the mineralization at the Tide into a specific deposit model is difficult, however, there are some similarities with other deposits in the district.  The mineralization at the Tide is spatially associated with the Summit Lake stock and paragenetic relationships and mineral zoning that conform to the stock are suggestive of a genetic link. Mineralization is also strongly controlled by well-developed structural planes, in particular, mineralization at the North Pit and 36 Zones where veinlets occur along steeply dipping fracture zones trending approximately east-west.  Mineralization at the Tide shows textural features indicative of mesothermal depths, however, the porphyritic nature of the intrusive body and the fact that it has intruded as a sill indicate moderate depths, perhaps transitional between the porphyry and epithermal environments.

The Tide is situated in a well-defined metallogenic belt that contains a variety of deposit styles, likely all related by a common age of early Jurassic mineralization.  The Scottie Gold Deposit, 4 kilometres south of the Tide, shows a number of characteristics in common with the Tide.  At Scottie, as at the Tide, structurally-controlled mineralization is considered genetically related to the Summit Lake Stock.  Mineralization occurs as polymetallic veins containing lenses of massive sulphides comprised of pyrrhotite and pyrite with lesser sphalerite, chalcopyrite, galena, arsenopyrite, tetrahedrite and gold.  The mineralized structures occupy secondary shears along the north-trending Morris Summit Fault, which cuts through metavolcanics and related sediments correlative with those on the Tide Property.  These structures are interpreted to have formed in response to forceful emplacement of the Summit Lake Stock.  The East Gold occurrence bordering the north end of the Tide property almost certainly belongs to the same overall mineralizing system.  At the East Gold the setting, mineralogy, and northerly trending fault control are a strong indication of a common origin.

The Silbak-Premier Mine, located 17 kilometres to the south of the Tide, displays several epithermal characteristics; however mineralization is similar to the Tide, in that it is spatially and possibly genetically related to early Jurassic hypabyssal porphyritic intrusive dykes and sills.  The Premier mineralization occurs in stockworks and breccias, as layered-banded sulphides, and also as massive sulphides.  Mineralogy is primarily comprised of pyrite, sphalerite and galena with lesser tetrahedrite, chalcopyrite, pyrrhotite, arsenopyrite and gold.  The model for mineralization has been described as a hybrid deposit transitional between the porphyry and low sulphidation epithermal environments.

In guiding further exploration on the Tide the adopted exploration model will emphasize structural control.  Refinement of the model will come with further work, but at this stage emphasis will be put on direct follow up of geochemically anomalous areas, particularly those enriched in the base metals, Ag and Au.  The ultimate target at the Tide consists of both high-grade Au-Ag veins, such as the 52 Zone, High Grade Vein and Arrow showings as well as sheeted stockwork zones, like the 36 Zone, which have potential to host bulk-tonnage low-grade Au deposits.

8.0  ALTERATION AND MINERALIZATION

Sulphide mineralization is widespread on the Tide property, with all significant occurrences discovered to date lying in a 1,700 x 3,200 metre area on the eastern flank of Tide Mountain.  The bulk of the 2004 prospecting and mapping was carried out at moderate to lower elevations in three main areas: 1) north of Eastgold Creek; 2) in the vicinity of the Arrow and High Grade Pit Zones; and 3) the southern end of the Bow and Arrow Lineaments.

8.0.1 Northpit Zone

The Northpit Zone consists of two or three westerly-trending fracture zones in feldspar-pyroxene porphyritic andesite. The fracture zones dip steeply, range up to 3 metres wide and host 1-20 cm wide quartz-pyrite-arsenopyrite veins. Numerous left-lateral cross-faults displace these zones by a few metres, chopping them into segments a few metres long. Reported assays are extremely variable, even from the same location (e.g. 0.5m @ 6.8 g/tonne Au in 1983 vs. 0.3m @ 53 g/t Au in 1990). The best result returned from extensive chip and channel sampling by Erdman (1996) was 1.5m @ 4150 ppb Au. Hole 90-1, directed at mineralized Northpit fracture zones, intersected 1.3 metres grading 2.6 g/tonne Au (Somerville, 1990). Table 8.1 shows significant results from 2001 sampling.

Table 8.1 2001 Northpit Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
51086[1]	0.11	5150	24.2	1.95%	355	5	116	32	172
51087[2]	1.15	995	3.8	240	154	<1	50	2	110
Avg.	1.26	1358	5.6	1921	172	<1	56	5	115

(Awmack, 2001)

1 Quartz-pyrite-arsenopyrite vein

2 Remainder of fracture zone with a few veinlets

8.0.2 Riptide/Camp Zones

The Riptide Zone is similar to and 150 metres north of the Northpit Zone, consisting of a series of carbonate-altered shear zones and weakly chloritized, sericitized or silicified fracture zones which trend east-west and dip steeply to the north. Mineralogy is similar to the Northpit Zone, consisting of pyrite-arsenopyrite without other base metal sulphides or quartz. Only a portion of the Camp Zone was examined in 2001, consisting of arsenopyrite-pyrite+quartz veinlets in highly fractured and locally sheared chloritic andesite tuff breccia (Table 8.2).

Table 8.2 2001 Riptide and Camp Zone Mineralization

Sample	Zone	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
51088	Riptide	0.40	5480	17.4	5.50%	243	2	96	20	58
51089	Riptide	0.12	2290	3.0	1.16%	483	3	40	14	70
51090[1]	Camp	2.90	80	2.6	1505	88	5	70	14	322
51091[2]	Camp	0.88	1150	20.0	1.20%	223	5	986	88	668
Avg.	Camp	3.78	329	6.7	3948	119	5	283	31	403

(Awmack, 2001) 1 Footwall to 51091, 2 Shear zone with 15cm vein

8.0.3 36 Zone

The 36 Zone was covered by a 300 x 400 metre geochemical grid in 1996, with over half of the talus fine samples returning >900 ppb Au.  A permanent ice cap limits surface evaluation to the west of the grid and extensive snow in gullies restricts exposure over large areas within the grid. Where snow is absent, outcrop covers 40-50% of the grid area, with the remainder covered by locally-derived talus.

The main lithologies are green-grey pyroxene/hornblende-feldspar phyric volcanic flows or sills, fine-grained, post-mineral intermediate dykes (Hyder Dykes?), bedded andesitic ash tuffs and bedded tuffs with minor volcanic lapilli and rare mudstone clasts. A few graded sequences indicate that bedding is overturned.

Mineralization in the area can be separated into three fairly distinct styles. The first are quartz veins at the north end of the grid area, with several more inaccessible veins further to the north and northwest. These veins consist of bull quartz and show continuity of up to 50 m, along which they pinch and swell from 0.2 to 2.0 m in thickness. Curviplanar contacts are sharp, but penetrative shear fabric affects some of the host rock. The orientation of these veins averages 100°/87°N. The sampled vein (560738) contained no significant mineralization. The second style of mineralization is the most extensive and was systematically sampled by Erdman (1997). Distinct “shatter zones” are formed from sets of planar mineralized joint surfaces, evenly spaced from 3-5 cm apart in the better mineralized zones. In less well-mineralized sections the spacing of joints broadens and is less regular. Mineralization occurs as limonitic planar fractures containing rarely preserved pyrite and arsenopyrite with lesser pyrrhotite. The shatter zones cover much of the grid area and gold grades appear to be a direct function of fracture density. A few measurements of the joint orientations indicate a fairly consistent orientation of 090°/65°N. One hundred and forty-three chip samples were taken in 1996 from an area of 230 by 150 metres, across widths of 0.75 to 2.45 metres. Of these, 43 samples exceeded 500 ppb Au and 18 exceeded 1000 ppb Au. Cu-Pb-Zn levels are only weakly anomalous. The third style of mineralization consists of isolated 1-20 cm wide coarse-grained pyrite veins with associated strong chlorite alteration. The veins occur parallel to and within zones of the more typical joint style mineralization and likely represent local swelling of the same mineralized structures, but with an apparent decrease in arsenopyrite.

Table 8.3 2001 36 Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
560738	1.80	<5	<.2	22	7	1	14	2	10
560739	Select	345	0.6	242	177	1	<2	4	24
560741	Float	4420	1.4	0.99%	270	8	4	10	30

(Awmack, 2001)

In 2004, drill hole TIDE04-03 was drilled to test the bulk tonnage potential of several sets of sheeted arsenopyrite-pyrite-quartz veins. The drill hole intersected significant Au mineralization, averaging 0.89 g/t gold over its 168.25 metre length, including 39.6 m of 1.96 g/t Au (see Table 10.2).  TIDE04-03 mineralization occurred in arsenopyrite-pyrite+/-quartz veinlets and parallel arsenopyrite-pyrite joint fillings and is present over the entire length of the hole.  Joint and fracture density ranges from 10 fractures per metre to as high as 50 per metre locally and appears to have the strongest control on grade.  The drill hole was collared such that drilling would intersect the most favourable joint sets (90º/65º N), as well as the down dip trace of some of the better results from previous surface sampling.  Weak to moderate pervasive silicification is the dominant style of alteration and appears to be largely fracture controlled.

8.0.4 Southpit Zone

The Southpit Zone, located 1000 metres south of the 36 Zone, comprises several gossans within an area of 100 x 500 metres. Outcrop exposure is good and the entire zone is above tree line. The Southpit Zone is marked by a strong Au-Ag-As-Cu-Pb-Sb soil geochemical anomaly.

Two distinctive styles of mineralization are present in the Southpit Zone. The first includes quartz-arsenopyrite veining within chloritic shear zones trending 030°-070° and dipping moderately to the southeast. The second consists of 1-30 cm wide quartz-galena-sphalerite-tetrahedrite veins, generally striking 010-030° and dipping steeply to the east. Garratt (1983) and Erdman (1997) provide more detailed descriptions of Southpit mineralization.

Table 8.4 Southpit Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
276386[1]	Select	21.29g/t	43.4	1.67%	1620	3	692	900	186
276387[1]	Float	515	342g/t	1.48%	1.59%	3	5.69%	>10000	3.91%
276388[1]	0.03	845	172g/t	1.93%	5190	6	9.51%	>10000	1.48%
276389[1]	0.03	60	23.2	1005	5260	5	2.19%	>10000	802
276391[1]	0.05	1205	8.2	1.48%	290	8	276	64	1430
276392[1]	0.50	19.93g/t	48.4	3400	1950	6	306	18	82
276393[1]	0.15	4190	56.0	1.84%	443	5	2.67%	>10000	1.42%
276394[1]	0.15	4140	39.8	6.69%	494	10	2.97%	9160	1630
273934	0.25	53.00g/t	13.4	449	744	1	45	10	28
273935[2]	2.00	1.85g/t	24.7	8350	1405	4	503	24	1545
273936[2]	Grab	579	173g/t	>10000	1.90%	1	7.10%	>10000	3.85%
273937[2]	Grab	1015	78	>10000	806	1	329	438	1225
273938[2]	Grab	204	64.8	505	4330	1	6930	74	8.55%
273939[2]	Grab	8.79g/t	11.8	>10000	651	5	94	118	1875
273942[2]	2.00	4.57g/t	17.2	>10000	407	24	155	199	223
273943[2]	Grab	6.11g/t	37.6	>10000	283	26	1130	670	93
273946[2]	1.00	4.37g/t	20.5	>10000	181	46	340	291	352

1 Awmack, 2001

2 Heffernan, 2004

In 2004, drill hole TIDE04-01 was drilled to test the grade and form of the mineralized vein system exposed in the trenches at the Southpit Zone at depth.  The same style of mineralization and alteration found on surface at the Southpit Zone was intersected from 19.20 to 59.91 m.  The best mineralization observed was intersected from 30.55 to 44.50 m and consists of pyrite+/-arsenopyrite on both planar and irregular fractures and in thin veins.  Arsenopyrite also occurs as fine- to very fine-grained acicular disseminations, typically at trace to minor levels throughout, however several short (<10 cm) intervals with semi-massive arsenopyrite+/-pyrite were noted.  Arsenopyrite mineralization is rare below 44.25 m.  The best result was from 49.44 to 50.25 meters which returned a gold value of 1.91 g/t over 0.81 m (see Table 10.2).  Overall the results from TIDE04-01 were discouraging as only 1 of the 78 samples returned a value greater than 1 g/t Au and sampling did not duplicate the multi gram Au values found on surface.  Notably, the weighted average of the Au grade in the hanging wall of the Southpit Vein is 144 ppb (over 58.71 m), much higher than the weighted average of 14 ppb (over 35.41 m) in the footwall.

Gold, arsenic, and copper values from the 36 Zone drill hole are essentially the same or slightly higher than metal values recorded from the talus fines that define the 450 m x 350 m >0.5 g/t Au talus fine anomaly.  The similarities between drill core assays and talus fines confirms Erdman’s hypothesis (1996) that surface oxidation and physical removal of the joint-hosted mineralization may have lowered the apparent grade of surface exposures.

8.0.5 Arrow Zone

A prominent N-S air photo linear (the “Arrow Lineament”) extends for 1,600 metres on the Bow-2 and Bow-3 claims, mainly within the feldspar-hornblende porphyry. Just north of Silver Creek, the Arrow Fault is marked by a linear talus boulder-field at the foot of porphyry cliffs. The boulders fall into one of four types: (1) unaltered, grey-weathering feldspar-hornblende porphyry (unsampled); (2) weakly altered porphyry, rusty from disseminated pyrite/pyrrhotite (unsampled); (3) massive pyrrhotite-sphalerite in sericitized porphyry (51083 and 51094); (4) massive sphalerite-pyrite-galena in sericitized porphyry (51082 and 51093). Although both of the last two vein types are zinc-rich, the sphalerite-pyrite-galena mineralization is very much richer in gold; the gold is accompanied by higher arsenic and lead as well.

Table 8.5 Arrow Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
51081[1]	Float	1105	39.8	248	2120	3	6650	32	6.83%
51082[1]	0.30	99.04g/t	152g/t	8250	477	18	1.32%	92	7900
51083[1]	Float	305	57.2	230	2070	4	6400	26	6.21%
51093[1]	Float	105.19g/t	598g/t	3340	2940	2	5.30%	258	20.30%
51094[1]	Float	930	128g/t	758	1680	8	2780	32	7.92%
273628[2]	0.30	1.27g/t	46.3	515	583	41	7250	25	8020
273635[2]	0.20	1.28g/t	58.9	156	1060	12	1.5%	33	6.76%
273636[2]	Float	1.10g/t	121g/t	269	1825	2	3.99%	90	11.30%
273637[2]	0.20	790	70	110	545	11	1.33%	39	2.75%
273638[2]	0.20	2.22g/t	141g/t	1605	433	2	7090	37	13.30%
273639[2]	Grab	18.4g/t	47.3	917	727	1	9250	25	1.78%
273640[2]	Float	2.75g/t	551g/t	>10000	638	1	2.03%	98	5920
273641[2]	Grab	1.85g/t	541g/t	1220	108	11	2.11%	44	1.18%
273642[2]	Grab	295	18.4	104	719	32	5380	9	2.33%
273648[2]	Grab	1.39g/t	87	541	585	1	5.42%	65	3.85%
273922[2]	Float	183	51.2	80	3210	18	3260	1	2.68%
273923[2]	Grab	1.55g/t	362g/t	80	1880	10	8.89%	247	1435

1 Awmack, 2001

2 Heffernan, 2004

In 2004, drill hole TIDE04-04 was drilled to test the E-W trending veins and shear structures of the Arrow Zone and the concept of the N-S trending, property-scale Arrow Lineament as a major conduit of mineralizing fluids observed in the adjacent Arrow Zone.  Significant mineralization was limited to three narrow (<1 m) intervals with cm-scale sulphide veins (see Table 10.2).  Pyrite, pyrrhotite, sphalerite are the most common sulphide minerals with rare arsenopyrite and chalcopyrite present in trace amounts only.  No major faults were identified in drill core, and the projected trace of the Arrow Lineament coincides with an intrusive contact, perhaps indicating that the Arrow Lineament marks a lithological discontinuity rather than a major fault.

8.0.6 Brown Bear Zone

Prospecting up the ‘north fork’ of Silver Creek revealed a 20 m wide zone with significant quartz veining, shearing, and sulphide mineralization.  This new showing has been dubbed the ‘Brown Bear’ zone.  Veins consist of sulphide-poor bull quartz and show strike continuity up to 30+ m, along which they pinch and swell from 5 to ~50 cm in width.  The veins are steeply dipping and trend roughly E-W; very similar to, and along strike with quartz veins observed from the air below the 36 Zone.

Table 8.6 Brown Bear Zone Mineralization

Sample	Width (m)	Au (ppm)	Ag (ppm)	As (ppm)	Bi (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Sb (ppm)	Zn (ppm)
273631	0.15	0.049	15.8	450	23	252	12	463	3	773
273632	0.10	5.13g/t	143g/t	>10000	209	481	19	2100	467	1580
273633	5.00	0.012	3.9	105	3	164	10	182	1	1350
273634	float	6.71g/t	387g/t	>10000	763	1065	1	1.39%	467	1.24%
273643	0.20	3.98g/t	149g/t	>10000	313	430	2	4990	184	1605
273644	0.13	1.005	771g/t	9210	1545	661	3	1.48%	45	8320
273645	0.20	6.34g/t	424g/t	>10000	981	384	2	8160	446	328
273646	0.50	0.203	22.6	743	9	450	5	6760	19	1.84%
273647	0.30	0.055	11.6	249	8	380	3	2830	7	8480

The zones in between and peripheral to the quartz veins are intensely sheared (also E-W trending) and contain significant sulphide mineralization.  Mineralization consists mostly of pyrrhotite+/-pyrite-arsenopyrite-sphalerite-galena and trace chalcopyrite.  There is no recognizable metal zonation around the quartz veins.  This new mineralization is very similar to mineralization within the Arrow Zone and is likely a westward continuation of the ‘Arrow Zone’, although the zones do not line up exactly along strike. Also of note, no samples from the Brown Bear Zone returned multi-ounce Au values like some samples from the Arrow Zone.  Table 8.6 summarizes the results of sampling from the Brown Bear Zone.

8.0.7 52 Zone

Prospecting in one of the areas highlighted by the 2004 soil sampling results lead to the discovery of very high grade Au-Ag mineralization at what is now called the 52 Zone.  Samples from the new showing, located north of all previously reported showings, assayed up to 593 g/t Au and 14708 g/t Ag.  Mineralization is hosted within 0.2 to 1 m wide, northwest trending quartz-pyrite-arsenopyrite+/-sphalerite-galena-sulphosalt-(electrum?) veins. The structural corridor that hosts the veins has been traced for over 400 metres along strike and is open in both directions.  Table 8.7 summarizes the results of sampling from the 52 Zone.

Table 8.7 52 Zone Mineralization

Sample	Width (m)	Material	Au (ppm)	Ag (ppm)	As (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Sb (ppm)	Zn (ppm)
279962	0.4	vein	4.59	56.3	7230	50	2	132	127	14
279963	0.9	vein	0.846	4.4	9340	22	7	24	221	9
279964	1.0	vein	1.21	42.2	9870	27	5	23	264	5
279965	grab	vein	0.028	1.5	109	51	3	22	6	20
279966	1.0	vein	1.9	27.3	8470	50	2	76	158	342
279967	0.5	vein	4.54	27.8	>10000	37	7	351	396	444
279968	0.5	vein	360	7920	>10000	405	2	1505	3090	1530
279969	2.5	footwall	0.476	14.3	1435	22	5	23	15	10
279970	4.0	hangingwall	0.403	10.9	180	26	1	14	3	12
279971	0.6	vein	0.802	76	3960	38	8	1175	109	30
279972	0.2	vein	1.51	13.1	>10000	26	1815	56	368	6
279973	select	vein	1.77	95	>10000	242	14	2.19%	166	1.51%
279974	0.8	vein	0.98	31.9	6230	78	15	4600	104	1565
279975	0.5	vein	593	14708	6000	220	8	5800	4910	5180
279976	3.0	footwall	0.804	77.5	2150	30	2	162	46	55
279977	2.0	hangingwall	0.332	17.7	939	35	3	38	24	46

8.0.8 Northwest of the 52 Zone

Several new mineralized veins were found in the area west of the 52 Zone during the first phase of mapping and prospecting in 2004.  Mineralization consists of vuggy to brecciated quartz+/-calcite veins with disseminated to semi-massive pyrite+/-arsenopyrite (up to 10% of vein volume).  Pyrite also occurs along variably oriented fractures proximal to the veins.  Veins are typically <5 cm wide and can be traced over several metres.  Mineralized veins typically trend ~E-W and occur along primary bedding or the dominant foliation proximal to E-W trending shears or NNW-SSE trending hornblende-feldspar porphyry dykes.  The geochemical signature of samples from this area bears close resemblance to mineralization at the 52 Zone, located ~700 m to the SE, suggesting that this area may represent the NW continuation of the 52 Zone.  Bull quartz veins up to 25 cm were also observed but did not contain visible sulphide mineralization.  Table 8.8 provides a summary of interesting results from this area.

Table 8.8 Significant Results from Northwest of the 52 Zone

Sample	Type	Au (ppm)	Ag (ppm)	As (ppm)	Cu (ppm)	Pb (ppm)	Sb (ppm)	Zn (ppm)
273610	float	3.81g/t	32	5650	256	3060	16	542
273614	float	3.69g/t	5.6	>10000	67	48	1305	24
273615	grab	2.33g/t	10.2	>10000	39	26	2560	14
273618	1.0 m	0.971	10.2	>10000	84	43	277	82
273619	float	2.39g/t	63	>10000	70	490	594	1040
273620	float	4.38g/t	189g/t	>10000	53	64	881	11
273904	select	15.25g/t	131g/t	>10000	78	231	698	99
273905	float	2.09g/t	4.5	>10000	73	20	933	18
273912	grab	0.938	4.3	4990	12	25	124	23
273913	grab	2.91g/t	102g/t	>10000	61	428	466	1300
273914	select	9.95g/t	16.9	>10000	81	519	148	339

8.0.9 High-Grade Vein

The High-grade Pit is a 7-metre long pit blasted into the cliff-top immediately south of Silver Creek. The pit cuts diagonally across a quartz-sulphide vein emplaced along a vertical, north-trending fault in sericitized porphyry. The fault is marked by gouge, with the vein emplaced along its east side. Grey sulphide-poor quartz lies between the fault and a Ag-rich 5-17 centimetre band of massive sphalerite-galena-pyrrhotite-arsenopyrite (51096). Sericitization extends for a further 40 centimetres to the east, hosting a few irregular veinlets of the same composition as the massive sulphide band. Altogether, the High-grade Vein and alteration grades 1958 g/tonne Ag and 8.1 g/tonne Au over 0.97 metres. Its strike extent is not clear; to the south it is covered by vegetation and to the north it drops sharply to Silver Creek and was not investigated in 2001 or 2004.

Table 8.9 High-Grade Vein Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
51096[1]	0.17	40.45g/t	8733g/t	1.44%	3040	8	9.16%	3000	20.60%
51097[1]	0.80	1210	519g/t	724	390	27	2870	120	3070
273915[2]	Select	957	304g/t	>10000	1805	12	4.50%	372	1.13%
273917[2]	Select	14.15g/t	939g/t	3170	588	51	7.94%	232	1505
273918[2]	Select	5.23g/t	770g/t	5420	167	21	8.06%	140	2670
273919[2]	Select	9.35g/t	2440g/t	>10000	531	8	18.70%	607	9050
273920[2]	Select	1.21g/t	77.4	1740	374	80	1285	22	57

1 Awmack, 2001

2 Heffernan, 2004

In 2004, drill hole TIDE04-02 was drilled to test the potential of Cu-Au porphyry style mineralization hosted within the intrusive in the vicinity of the High Grade Pit showing.  The drill hole was designed such that it would also test the down dip continuity of the 355º/70º trending High Grade Vein. Two different styles of mineralization were encountered in TIDE04-02 and are both present throughout the entire length of the drill hole.  The first and most abundant style of mineralization consists of milky-white, quartz-molybdenite+/-pyrite+/-pyrrhotite+/-trace chalcopyrite+/-trace sphalerite veins.  The quartz-molybdenite veins characteristically have: very low sulphide contents (<2%); thicknesses <1 cm but up to ~15 cm; vein densities of 4-5/m (up to 15/m); and moderate chlorite alteration within and on vein margins. The second style of mineralization appears to post-date quartz-molybdenite veining and consists of pyrite+/-pyrrhotite+/-sphalerite (rare trace galena) mineralization as discrete veins or thin bands associated with narrow (<20 cm) quartz-carbonate-chlorite-pyrite shears.  No high grade mineralization was intersected in this drill hole.  The hole averaged 0.08 g/t Au, 572 ppm Cu, and 50 ppm Mo over its entire length of 163.01 m, with maximum values reaching 0.97 g/t Au, 5960 ppm Cu, 291 ppm Mo, 812 ppm Pb and 2390 ppm Zn (see Table 10.2).  An increase in sulphide mineralization was observed at the projected intersection of the High Grade Vein (down hole depth of ~145 m, down vein depth of ~75 m) but the mineralogy, vein morphology and grade do not bear any resemblance to the surface showing, downgrading the strength and significance of the High-Grade Vein.

8.0.10 Other Porphyry-hosted

A number of precious metal-bearing samples were taken from altered feldspar-hornblende porphyry away from the Arrow Zone and the High-grade Vein. Sample 276383 (495 ppb Au) was taken from outcrop in a north-south gully parallel to the Arrow Lineament and 120 metres east of it; it could represent another mineralized N-S structure. Samples 51078 and 51079 were taken from float boulders in Silver Creek and could be derived from the Arrow Zone, the High-grade Vein or another source. Sample 276398 (1040 g/tonne Ag) was taken from a narrow quartz-sulphide vein in Rolling Stone Creek, of more significance for its location away from the other zones near Silver Creek than for its size potential.

Table 8.10 Other 2001 Porphyry-hosted Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
51078	Float	1175	1190g/t	1370	3970	11	5790	406	9640
51079	Float	15.04g/t	1360g/t	1.12%	998	10	2.51%	156	2.94%
51084	Float	245	14.0	346	249	5	4430	14	3170
51085	Float	330	69.2	296	3020	5	1.08%	18	2.09%
51095	1.50	560	4.0	120	485	19	180	2	772
276378	Select	300	53.0	590	2760	46	5550	18	1.41%
276382	Select	195	3.8	86	93	3	30	2	120
276383	Select	495	14.4	2.71%	117	1	712	86	448
276395	3.00	835	66.2	2960	195	8	3700	170	294
276396	0.07	810	65.6	2390	195	8	3540	132	286
276398	0.03	625	1040g/t	1840	569	4	12.20%	466	8.90%
276399	Float	220	33.0	954	134	25	1020	12	398
560726	0.20	970	6.2	3560	27	6	792	56	136
560729	Float	170	46.8	1.04%	1055	9	110	14	46
560730	0.10	190	113g/t	4520	214	29	8320	98	352
560734	Float	2450	17.0	6080	45	72	1540	38	298
560735	Float	160	4.0	598	41	4	78	8	42
560745	0.10	1220	48.2	9550	1030	7	774	4	36
560746	Float	530	18.0	1.15%	103	6	88	164	66

(Awmack, 2001)

8.0.11 Susan and Anna Zones

These zones, which lie near 1450 metres elevation immediately south of the Eastgold Fault, were not examined in 2001 or 2004. Somerville (1990) described the Susan Zone as an oval-shaped quartz-filled breccia zone measuring 150 x 350 metres. The quartz stockwork contains calcite pods and is itself locally brecciated. The Anna Zone lies immediately southeast of the Susan stockwork, consisting of a series of parallel shears and quartz-sulphide veins trending 090°/70°S. Precious metal values were low in Somerville’s rock samples from the Susan and Anna zones, but reconnaissance soil lines downslope from the Anna Zone included samples with 1000 and 1150 ppb Au, suggesting that more significant mineralization may be present nearby.

8.0.12 66 Float Zone

MacLeod reported a 1 x 2 metre pyrite boulder which assayed 22.6 g/tonne Au and 141 g/tonne Ag (the 66 Float Zone), located just north of the Tide property boundary between two branches of Eastgold Creek. Its source might or might not be on the Tide property but it nevertheless indicates potential for further mineralization of this sort on the Tide. Float samples 560720-722 were taken from quartz-sulphide boulders in Eastgold Creek; again, it is not clear whether or not they were derived from the Tide property.

8.0.13 Other Significant 2004 Results

Table 8.12 summarizes significant 2004 results from rock samples that were NOT collected in the immediate vicinity of known zones of mineralization.  Numerous samples that were collected in the region between the Bow Lineament and the Southpit Zone returned significant Au values, including sample 273685 which returned a gold value of 17.05 g/t.  The geochemical signature of these samples more closely resembles the Au-As signature of the 36 Zone rather than the Au-Ag-Pb-Zn signature of the Southpit Zone mineralization.  Two samples (273672 and 273673) collected from a small area ~200 m NW of the north end of the Bow Lineament returned highly anomalous values of Ag, Pb, and Zn.  Prospecting an existing soil anomaly located in the central portion of the BOW-4 claim returned very anomalous Au and Ag values, including 250 g/t Ag (sample 273963).

Table 8.11 Other Significant 2004 Mineralization

Sample	Width (m)	Locality	Au (ppm)	Ag (ppm)	Cu (ppm)	As (ppm)	Bi (ppm)	Cu (ppm)	Pb (ppm)	Sb (ppm)	Zn (ppm)
273666	float	E of Southpit	4.65g/t	109g/t	1.93%	295	14	1.93%	38	14	228
273668	0.5	"	1.69g/t	10.4	860	3260	23	860	25	6	90
273685	grab	"	17.05g/t	6.3	1530	>10000	81	1530	26	56	22
273686	grab	"	3.54g/t	7.5	638	>10000	28	638	162	82	58
273932	0.25	"	3.45g/t	18	759	48	5	759	68	4	79
273672	float	N end Bow Lineament	0.108	186g/t	449	25	352	449	5280	5	2.85%
273673	float	"	0.061	35	94	37	1	94	6640	19	1.17%
273689	0.25	BOW4	1.21g/t	68.1	30	1975	1	30	472	6	25
273693	0.75	"	1.205g/t	250g/t	32	880	1	32	98	6	96
273925	0.5	Silver Creek	0.796	46.9	126	>10000	77	126	2200	217	164
273650	grab	"	1.99g/t	372g/t	190	>10000	544	190	1.73	105	7390
273651	grab	"	1.615g/t	172g/t	571	>10000	259	571	5740	108	704
273656	float	S end Arrow Lineament	8.77g/t	394g/t	1020	>10000	1	1020	6450	308	9870

Three samples collected from the vicinity of Silver Creek, between the High Grade Pit and Arrow Zone showings, returned highly anomalous Au, Ag, As and elevated base metal concentrations.  These samples were collected from the E-W trending structural corridor that extends from the High Grade Pit Zone, through the Arrow and Brown Bear Zones, to the 36 Zone.  A lone float sample (273956) collected from the southern end of the Arrow lineament yielded significant Au and Ag grades along with elevated to highly anomalous base metals concentrations.

9.0  EXPLORATION

9.1  Soil Geochemistry

A total of 854 soil samples, including 15 blanks and 32 field duplicates were collected from the Tide property during the 2004 exploration program (266 from the North Soil Grid and 548 from contour soil lines).  Soil sample locations have been compiled with the 1406 soil samples collected by previous operators and are shown in Figure 7 along with outlines of currently defined multi-element soil anomalies.  The entire data set was used for calculation of percentiles and the correlation matrix in Tables 9.1 and 9.2. It should be noted that Hemlo’s overlimit analyses for Au were reported as 1000 ppb in 1995 and either 1100 or 1200 ppb in 1996. The bulk of these samples were from programs carried out in the mid 1990’s with a lesser portion from programs in 1983 and 1984. The authors are satisfied that the quality of these results is sufficient to compile these data sets for the purposes of interpretation.

Table 9.1 Soil Geochemistry Percentiles

Percentile	Au (ppm)	Ag (ppm)	As (ppm)	Bi (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Sb (ppm)	Zn (ppm)
50th	0.098	2.1	257	2	123	6	63	2	136
80th	0.397	4.3	942	5	254	15	181	6	270
90th	0.762	6.5	1762	5	372	23	328	10	424
95th	1.1	9.6	2988	5	485	36	531	19	634
98th	1.2	16.0	5621	11	739	55	964	49	980
Max Value	5.3	143.9	27000	166	9357	358	9022	880	6010
Population	2089	2089	2089	2089	2089	2089	2089	2089	2089

Table 9.2 Correlation Matrix for ALL Soil Samples

	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
Au
Ag	0.23
As	0.54	0.34
Bi	0.20	0.14	0.24
Cu	0.31	0.61	0.33	0.02
Mo	0.01	0.15	0.03	0.03	0.20
Pb	0.15	0.41	0.24	0.04	0.23	0.19
Sb	0.11	0.23	0.34	0.09	0.11	0.02	0.22
Zn	0.18	0.38	0.20	0.02	0.36	0.16	0.50	0.16

Table 9.3 Correlation Matrix for 2004 Soil Samples

	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Au
Ag	0.12
As	0.43	0.14
Cu	0.14	0.45	0.14
Mo	0.03	0.20	0.05	0.23
Pb	0.08	0.33	0.26	0.42	0.34
Sb	0.27	0.13	0.63	0.11	-0.07	0.07
Zn	0.02	0.15	0.16	0.65	0.24	0.56	0.03

Soil percentile levels for all base and precious metals are extremely high (see Table 9.1), reflecting both the rich mineral endowment of the Tide property and the character of the soil samples.  Prior to 2004, the majority of work was done at higher elevations where most of the soil samples were actually taken from talus fines and as such, the high values reported from talus fines may give an inflated impression of the strength of mineralization.  In contrast, the majority of work in 2004 was done below tree line in well-vegetated areas with relatively well-developed soil, and although still very high, percentile levels calculated from the 2004 results alone (Table 9.3) are significantly lower than pre-2004 levels.  The difference in percentile levels is attributable to the character of the ‘soil’ samples collected and a reflection of varying degrees of soil development.  Soil samples collected in 2004 more closely resemble true soil rather than talus fines.  The implication of this is that newly defined soil anomalies discussed below may reflect significantly higher grade mineralization within bedrock.

Samples collected in 2004 have good correlations for As:Sb, Zn:Cu, Pb:Zn and weaker correlations for Au:As, Cu:Ag, Cu:Pb (Table 9.3).  With the exception of the As:Sb correlation,  Awmack (2003) noted the same metal affinities except with inverse strengths (ie. good correlations between Au:As, Cu:Ag and weaker correlations for Ag:Zn, Pb:Zn).  This relationship may reflect property-scale metal zonation or possibly differing effects of soil development.  The good correlation between As:Sb may be a reflection of sulphosalt mineralization like that known at the High Grade Vein and 52 Zone showings.

There are good correlations for Au:As and Cu:Ag, and weaker ones for Ag:Zn and Pb:Zn. Metal zonation in the soil samples is similar to that shown by the rock samples, although complicated by the differing effects of soil development. As for the rock samples, the property-wide correlations are complicated by the different metal signatures for each of the mineralized zones.

Soil and talus fine samples from the eastern slope of Tide Mountain exhibit generally elevated levels of all base and precious metals over an area of 2,000 x 4,200 metres (Fig. 7). Samples from soil grids in the vicinity of the Northpit, Riptide, 36 and Southpit zones, were largely comprised of talus fine samples, and returned dozens of >1000 ppb Au samples. Mapping and rock sampling in these areas by Kemp (1995) and Erdman (1996) showed extensive veining whose mineralogy corresponds to the soil anomalies: Southpit (Au, Ag, As, Cu, Pb, Sb, Zn), 36 (Au, Ag, As, Cu) and Northpit/Riptide (Au, Ag, As). If the upgrading mechanism described above for talus fines is valid, the bulk of these soil anomalies could be explained as downslope dispersion from known veins and fracture zones.

Results from 2004 soil geochemistry covering the North Soil Grid outline a new anomaly measuring 650 by 400 metres defined by greater than 90 ppb gold, with a core of elevated arsenic, molybdenum and antimony (Fig. 7).  Significantly higher Au values, occasionally exceeding 1 g/t, are present across the soil grid and highlight 4 smaller zones within this anomaly: (1) the northern-central portion of the grid where the highest concentration of >0.5 g/t Au-in-soil occurs; (2) the vicinity of BL5600E from 4950N to 5100N where Au-in-soil values typically >200 ppm; (3) a roughly 150 m wide area centred at 5400E 5300N, where Au-in-soil values exceed 0.5 g/t Au and are coincident with region of strong sericite and pyrite alteration; and (4) the SW portion of the grid where several samples returned greater than 1 g/t Au and flank the second largest Sb-in-soil anomaly found on the Tide property.  Only the Southpit Zone, where numerous tetrahedrite bearing veins have been identified, has a larger Sb signature.  Follow up prospecting in the first of these areas lead to the discovery of the high grade Au-Ag mineralization at the “52 Zone” (see Section 8.0.7).  The remaining anomalies have not been followed up and no previously reported mineralization could account for these anomalies.

Results from 2004 contour soil lines that extend over 1.5 km SSW of the Silver Creek grid to the south central portion of the BOW-3 claim, help to define a 2000 by 600 m gold-in-soil anomaly exceeding 90 ppb that is cored by a zone of anomalous copper, molybdenum and silver values (Fig. 7).  This anomaly is interpreted to reflect a newly recognized porphyry system, overprinted by later gold-silver-base metal veins.  The outline of this soil anomaly closely approximates the currently mapped surface trace of the Summit Lake porphyry and suggests a direct link.  Porphyry style mineralization observed in the vicinity of the High Grade Pit showing was tested by drilling (DDH TIDE04-02) during the second phase of exploration.  Au and Mo assays from drilling were for the most part identical to their respective soil results; whereas Cu-in-soil values were typically 2 to 3 times lower than the ~500 ppm average Cu value from drill core.  This is likely due to the high mobility of copper in the surface environment.  Much of the area has not been mapped or prospected yet and further work is required.

Contour soil line CL 800 (2004 sampling), located on the northern BOW-1 claim, returned some of the highest Au-in-soil values to date (Fig. 7).  The northern 400 m (CL800-800N to CL800-1200N) of the soil line averaged 474 ppb Au, with a maximum value of 3.78 g/t Au.  Sample material was well-developed soil situated within second growth forest.  Several rock samples were collected during the soil sampling and the best result from rock geochemistry was 455 ppb Au.  No potential source found to date can adequately explain the anomaly and further work is required.

Along the eastern sill contact between Silver and Rolling Stone Creeks for 800 metres, highly anomalous Mo values are accompanied by highly anomalous Cu and moderately anomalous Ag values (max: 358 ppm Mo, 1618 ppm Cu and 9.7 ppm Ag). Limited mapping in this area did not reveal porphyry-style alteration although rare molybdenite was noted.  Within this band of high Mo-Cu-Ag soil values, the sample at 19700E 19650N returned 28.2 ppm Ag, but this probably reflects mineralization like the High-Grade Vein upslope, which assayed 8733 g/tonne Ag.  The significance of the line of elevated Mo values (max: 166 ppm Mo) at 1180-1260 metres elevation in the Eastgold Creek drainage is not clear, although a body of feldspar-hornblende porphyry has been mapped a few hundred metres to the south.

9.2 Silt Geochemistry

No silt samples were collected during the 2004 exploration program.  Percentiles determined on the entire data set of 343 silt samples collected to date on the Tide property are summarized in Table 8.3.1 and compared to regional silt sampling data from the entire 104B map-sheet (GSC, 1988). Levels on the Tide property are highly elevated for all base and precious metals in Table 9.4, relative to the regional background.

Table 9.4 Silt Geochemistry Percentiles

Percentile	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
50th	60	2.1	457	164	5	97	6	297
50th (RGS)	5	0.2	12	51	2	8	0.5	102
80th	200	4.3	893	233	8	182	9	522
80th (RGS)	22	0.4	26	86	4	16	1.4	168
90th	334	5.7	1032	288	11	349	16	738
90th (RGS)	58	0.6	45	117	5	28	3.5	220
95th	506	7.3	1210	327	15	523	22	960
95th (RGS)	168	1.0	78	169	8	48	5	328
98th	906	9.1	1513	392	29	880	25	1324
Maximum Value	4520	220.9	1702	800	70	20000	30	5500
Maximum (RGS)	5300	4.2	840	919	80	200	28	1080
Population	337	337	120	260	260	323	120	323
Population (RGS)	698	698	683	698	698	698	698	698

10.0 DIAMOND DRILLING

The second phase of exploration in 2004 consisted of diamond drilling and a limited amount of surface follow up on the results of the first phase geochemical sampling.  The diamond drill program was carried out from September 17 to October 7 and was based out of a road accessible camp situated on Rolling Stone Creek at the base of Tide Mountain.

Four BQ-sized diamond drill holes (totalling 598.62 m) were drilled by Driftwood Diamond Drilling Ltd. of Smithers using their modified Super-300 M model drill.  The core was logged on site and all core was mechanically split and sampled.  Core was cross-piled near the drill camp at 433719 mE; 6235659 mN.  Core removed from the property includes: Box 5 from TIDE04-01; Boxes 2, 14, and 20 from TIDE04-02; and Boxes 6, 7, 8, 9, 10, 11 and 20 from TIDE04-03.  These boxes were transported to Vancouver for promotional and scientific purposes and will be returned to the property in 2005.

Diamond drill hole data from the 2004 exploration program is summarized below in Table 10.1. Table 10.2 summarizes all significant drill intersections from the 2004 exploration program. The results have been discussed in Section 8.0, jointly with the zones which each hole tested.

Table 10.1 2004 Diamond Drilling Data

Drill Hole	Zone	Collar Coordinates			Azimuth	Inclination	Length (m)
		Northing	Easting	Elev. (m)
TIDE04-01	Southpit	6235390	432018	1414	265	-45	94.18
TIDE04-02	High Grade Pit	6236361	433600	823	50	-48	167.94
TIDE04-03	36	6236599	433123	1755	150	-60	170.38
TIDE04-04	Arrow	6236395	433299	956	328	-45	166.12
						Total	598.62

Table 10.2 2004 Significant Drill Intersections

Drill Hole	From (m)	To (m)	Interval (m)	Au (ppm)	Ag (ppm)	As (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Sb (ppm)	Zn (ppm)
TIDE04-01	36.27	38.62	2.35	0.597	17.6	6160	262	32	590	184	636
"	43.81	44.64	0.83	0.804	13.4	>10000	212	6	1575	288	599
"	49.44	50.25	0.81	1.91	3.5	369	373	15	13	6	131
TIDE04-02	2.13	167.94	165.81	0.082	4.2	37	570	50	37	3	135
including	23.58	24.55	0.97	0.028	2.8	19	702	291	18	2	93
including	89.89	90.74	0.85	0.97	2.2	12	509	33	5	1	52
including	140.45	141.66	1.21	0.246	118.0	687	5960	84	680	7	450
TIDE04-03	2.13	170.38	168.25	0.89	1.3	1152	202	1	27	4	72
including	2.13	131.52	129.39	1.00	0.6	1337	159	1	5	4	34
including	44.78	84.38	39.6	1.93	0.9	2977	170	1	5	6	35
including	63.43	81.61	18.18	2.75	0.9	2682	173	1	4	6	29
TIDE04-03	149.5	158.66	9.16	1.15	9.0	447	790	1	227	2	329
TIDE04-04	5.42	6.33	0.91	1.74	82.0	5530	803	22	2260	37	2940
"	30.77	33.78	2.99	1.40	2.4	32	192	6	11	1	35
"	93.98	95.37	1.39	0.148	36.6	58	2190	13	2080	5	2.60%
"	109.23	110.63	1.4	1.48	15.9	2840	845	4	176	24	528
"	137.18	138.66	1.48	0.081	4.9	232	224	9	520	4	5990

11.0  SAMPLING METHOD AND APPROACH

In 2004, all samples were shipped from Stewart to Vancouver via Seaport Limousine and Greyhound Courier Express, and analyzed by ALS Chemex Laboratories of Vancouver. All rock, soil and core samples were analyzed for gold (30 g Fire Assay-Atomic Absorption Spectroscopy Combination) plus a multi-element suite (Inductively Coupled Plasma Emission Spectroscopy).  Pulp assays were carried out for high geochemical values of Au, Ag, Pb, or Zn; the assays were used for plotting and calculations. “Metallics” assays for Au were carried out on rejects when initial geochemical values exceeded 10,000 ppb Au.  Metallics assays were also utilized to gain a better understanding of the nature of gold mineralization in drill hole TIDE04-03, from which 23 additional samples (every 10th sample through the less mineralized portions and every 5th sample through the higher grade intervals) were analysed.  The results of metallics assays are summarized in Appendix C.  The procedures, results and conclusions of the sampling QA/QC program are summarized in Appendix B.  Security and QA/QC procedures in 2001 and 2004 followed industry accepted practices.

Sampling during the 2001 and 2004 exploration programs conducted by Equity complied with accepted geoscience practices and procedures established at that time. The author is satisfied that the work was completed to an acceptable standard by Equity.

12.0  SAMPLE PREPARATION, ANALYSES AND SECURITY

During the course of the 2004 field program sample preparation, analyses and security followed industry accepted practices. These practices are outlined in Appendix B and C.

13.0  DATA VERIFICATION

ALS Chemex of Vancouver analysed all samples from the 2004 program and inserted blank standards, rock and soil standards, and duplicate samples to monitor precision and reproducibility. Equity obtained this data and was satisfied with the quality of the analyses. Equity inserted its own blank and duplicate rock and soil samples to monitor precision and reproducibility was satisfied with the quality of the analyses.  Results and procedures of the data verification process established during the Equity exploration program are outlined in Appendix B and C.

14.0  INTERPRETATION AND CONCLUSIONS

The Tide property, located 36 kilometres from tidewater at Stewart in northwestern British Columbia, covers a large, polymetallic mineralized system in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt. Numerous Au-Ag+Cu vein and porphyry deposits have been defined in this belt, associated with 193-198 Ma porphyritic intrusives. Many of these deposits have remained undeveloped due to access challenges; the Tide property differs from them in its road connection to Stewart. Strong multi-element (Au-Ag-As-Cu-Pb-Zn+Mo) soil and silt geochemistry covers a 2,000 x 4,200 metre northerly-trending area of the Tide property, centred around a 200-1,000 metre wide feldspar-hornblende porphyry sill, an off-shoot of the 193 Ma Summit Lake Stock. Numerous Au-As and polymetallic Au-Ag-Zn-Pb-As zones have been identified since modern exploration commenced in 1980, spread over an area of 1,700 x 2,500 metres.

Mineralization on the Tide property appears to be spatially, and at least in part genetically related to the feldspar-hornblende porphyry sill. The zones (Arrow, High-grade Pit, part of the Southpit and possibly the 52 Zone) within the sill, or proximal to its contacts, appear to be relatively enriched in Ag, Pb, Zn and Sb; those more distal to it (Northpit, 36, Riptide, Camp and part of the Southpit) are relatively enriched in Au and As. The Au-As zones are dominated by quartz-pyrite-arsenopyrite veining emplaced within westerly-trending, steeply north-dipping fracture zones in hornfelsed volcanics and volcaniclastics; they lie within a 500 metre wide band which parallels the sill and lies 100-900 metres west of its contact. The “proximal” group of mineral occurrences consist of polymetallic quartz-sphalerite-galena-pyrite+tetrahedrite+arsenopyrite veins at several orientations. This group is mainly hosted by sericitized feldspar-hornblende porphyry, but the Southpit veins are located up to 300 metres west of the sill contact. Both the “distal” and “proximal” groups contain locally high precious metal contents, including 53.0 g/tonne Au (“distal” - Southpit Zone – 2004 sampling), 105 g/tonne Au and 598 g/tonne Ag (“proximal” - Arrow Zone 2001 sampling) and 593 g/t Au and 14708 g/t Ag (“proximal” - 52 Zone 2004 sampling).

On a regional scale, the Summit Lake Stock appears to be a slightly transgressive sill, climbing upward to the north from the base to the top of the Unuk River Formation’s Middle Andesite Unit. The bulk of the stock/sill, south of the Tide property, is equigranular and unaltered, but its northern and higher end, on the Tide property, is porphyritic and variably altered. It may be that the alteration and precious metal-rich sulphide mineralization on the Tide property are due to partitioning of volatiles and metals into the higher (northern) portion of the stock/sill.

The most prominent fracture and fault direction on the Tide property is ENE to ESE, hosting the “distal” mineralization in the Northpit, Riptide, Camp and 36 Zones. However, some of the most important mineralization on the Tide property is associated with steep north-trending structures. The N-S High Grade Vein returned some of the highest grades, with 0.97 metres at 1958 g/tonne Ag and 8.1 g/tonne Au. The highest grade veins found in outcrop on the property to date, with values up to 593 g/t Au and 14708 g/t Ag over 0.50 metres, are located within the newly discovered 52 Zone.  The veins trend NW-SE and its structural corridor can be traced for over 400 metres.  On strike with the 52 Zone, the East Gold Mine is located ~600 metres to the SE.  Eastgold produced 46 tonnes of hand-cobbed ore grading 1126 g/tonne Au and 3106 g/tonne Ag from a vein trending 165°/70°W.

The 36, Northpit, Riptide and Camp Zones lie within a distinct structural regime covering 700 x 1,200 metres within the hornfels aureole of the feldspar-hornblende porphyry stock. This area is dominated by fracture zones and shear zones having attitudes in the range 255-280º/65-85°N. The exploration targets at the Northpit, Riptide and Camp Zones are discrete fracture zones and veins, which have yielded erratic high assays over a few tens of centimetres.  At the 36 Zone, however, the potential exists for a low grade bulk tonnage gold target.  Mineralization within the 36 Zone occurs in arsenopyrite-pyrite+/-quartz veinlets and parallel joint fillings.  The only drill hole to date that has tested this anomaly (TIDE04-04) averaged 0.89 g/t gold over its 168.25 metre length, including 1.92 g/t Au over 39.6 m.  Gold, arsenic, and copper values from the 36 Zone drill hole are essentially the same or slightly higher than metal values recorded from the talus fines that define the 450 m x 350 m >0.5 g/t Au talus fine anomaly.  The similarities between drill core assays and talus fines confirms Erdman’s hypothesis (1996) that surface oxidation and physical removal of the joint-hosted mineralization may have lowered the apparent grade of surface exposures.

The 2004 exploration program on the Tide property successfully:

•

discovered very high grade Au-Ag mineralization, named the 52 Zone, that assayed 593 g/t Au and 14708 g/t Ag across 50 cm.

•

drilled the first hole to test the bulk tonnage potential of the 36 Zone and intersected 129.4 metres of 1.00 g/t Au including 39.6 metres of 1.92 g/t Au.

•

discovered a new zone of sulphide mineralization (Brown Bear Zone) with values up to 6.71 g/t Au, 771 g/t Ag, 1545 ppm Bi, 1.39% Pb and 1.24% Zn.

•

defined the Summit Sill soil anomaly; a 2000 x 600 m gold-in-soil anomaly exceeding 90 ppb Au that is cored by a zone of anomalous copper, molybdenum, and silver values.

•

defined the North Grid soil anomalies; a 650 x 400 m area with greater than 90 ppb gold.

•

showed that the N-S trending Bow and Arrow Lineaments are not property scale faults or major fluid conduits but more likely represent intrusive contacts instead.

15.0  RECOMMENDATIONS

15.1

Program

A comprehensive exploration program, consisting of mapping, prospecting, soil geochemistry, airborne geophysics and diamond drilling, is recommended for the Tide project.

An airborne magnetic/electromagnetic survey should be flown over the entire property, with both east-west lines (to test north-south features such as the Arrow Lineament) and north-south lines (to test east-west features such as the structural corridor between the 36 and High Grade Pit zones).  It is estimated the 289 line-km would provide 200 m line-spacing over the entire property and 100 m line-spacing over the main area of interest, in each direction.

Additional geological and geochemical fieldwork should be carried out to determine the source of unexplained soil geochemical anomalies identified during previous exploration programs, geophysical anomalies from the airborne survey, and to provide coverage over areas with little to no data.

 Diamond drilling should be directed at two areas: the 36 and 52 Zones. It is estimated that approximately 1500 metres (4920’) would be required for adequate testing of these areas and any additional targets delineated by the groundwork. In the 36 zone area, four ~300 m holes directed southeast at an inclination of -45° to -60º would test the area highlighted by the large >0.5g/t Au soil/talus fine anomaly surrounding the 2004 drill hole TIDE04-03 that intersected 129.4 m of 1.00 g/t Au.  Two short holes, approximately 75 m in length, drilled at -45º and -60º should target the high-grade mineralization found on surface at the 52 Zone.  Dependent upon the results of the first two holes and detailed surface work completed prior to drilling, the remaining 150 m of drilling would target 52 Zone mineralization along strike and/or to greater depths.

15.2

Budget

(All figures are in Canadian dollars)

Groundwork, Airborne Geophysics, and Drilling

Airborne Geophysics

$  80,000

Drilling

120,000

Consulting wages

97,000

Chemical Analyses

35,820

Helicopter

79,560

Assessment Filing

6,880

Report

16,000

Camp/rentals/consumables

50,850

Sub-total:

$ 486,110

Contingencies (@~10%)

   48,711

Subtotal

534,821

Project Supervision

   54,886

TOTAL

$ 589,687

The total budget for the recommended program of airborne geophysics, mapping, prospecting, geochemistry, and diamond drilling is approximately $600,000 Canadian.  The drilling is not contingent upon favourable results from the airborne geophysical survey and groundwork.

Respectfully submitted,

“ R.S. Heffernan”

R. Scott Heffernan, M.Sc.

EQUITY ENGINEERING LTD.

“Henry J. Awmack”

Henry J. Awmack, P.Eng.

EQUITY ENGINEERING LTD.

Vancouver, British Columbia

December 22, 2004

APPENDIX A

BIBLIOGRAPHY

BIBLIOGRAPHY

Allen, D.G. (1988): Summary Geological Report on the Tide Property; Private report for Austral Pacific Gold Corporation, 19 p.

Alldrick, D.J. (1987): Geology and Mineral Deposits of the Salmon River Valley, Stewart Area (1:50,000 map); British Columbia Geological Survey Open File 1987-22.

Alldrick, D.J. and Britton, J.M. (1991): Sulphurets Area Geology (1:20,000 maps); British Columbia Geological Survey Open File 1991-21.

Alldrick, D.J. (1993): Geology and Metallogeny of the Stewart Mining Camp, Northwestern British Columbia; British Columbia Geological Survey Bulletin 85, 105 p.

Awmack, H.J. (2001): 2001 Geological and Geochemical Report on the Tide Property, Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Ditson, G.M., Wells, R.C. and Bridge, D.J. (1995): Kerr: the geology and evolution of a deformed porphyry copper-gold deposit, northwestern British Columbia in Porphyry Deposits of the Northwestern Cordillera of North America; CIM Special Volume 46, p. 509-523.

Erdman, L. (1997): Geological and Geochemical Report on the Tide Property; British Columbia Ministry of Energy and Mines Assessment Report #24,815.

Garratt, G.L. (1983): Reconnaissance Geological Report on the Tide and Tide 2 Claims; British Columbia Ministry of Energy and Mines Assessment Report #11,528, Part 1 of 3.

Geological Survey of Canada (1988): National Geochemical Reconnaissance, 1:250,000 Map Series, Iskut River, British Columbia (NTS 104B); GSC Open File 1645.

Heffernan, R.S. (2004): 2004 Geological, Geochemical, and Diamond Drilling Report on the Tide Property; Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Hewett, F.G. (1981): Geochemical Report on the Tide Group; British Columbia Ministry of Energy and Mines Assessment Report #9,687.

Kemp, R. (1994): Geological and Geochemical Report on the Tide Property; British Columbia Ministry of Energy and Mines Assessment Report #23,642.

Kemp, R. (1995): Geological and Geochemical Report on the Tide Property; British Columbia Ministry of Energy and Mines Assessment Report #24,190.

Kemp, R. (2004): Summary Report on the Tide Property; Report prepared for Rimfire Minerals Corporation for filing in accordance with continuous disclosure guidelines and National Instrument 43-101.

MacDonald, A.J., Lewis, P.D., Thompson, J.F.H., Nadaraju, G., Bartsch, R.D., Bridge, D.J., Rhys, D.A., Roth, T., Kaip, A., Godwin, C.I. and Sinclair, A.J. (1996): Metallogeny of an Early to Middle Jurassic Arc, Iskut River Area, Northwestern British Columbia; Economic Geology, p. 1098-1114.

MacLeod, J.W. (1980): Geochemical Report on the Tide Claim; British Columbia Ministry of Energy and Mines Assessment Report #8,656.

MacLeod, J.W. (1983): Geochemical Report on Tide and Berendon Groups; British Columbia Ministry of Energy and Mines Assessment Report #11,528, Part 3 of 3.

MacLeod, J.W. (1984): Report on 1984 Program, Geological, Geochemical, Geophysical, Tide Joint Venture; British Columbia Ministry of Energy and Mines Assessment Report #13,072.

MacLeod, J.W. (1986): Diamond Drill Report on Tide Joint Venture; British Columbia Ministry of Energy and Mines Assessment Reports #15,410 and #15,626.

Margolis, J. and Britten, R.M. (1995): Porphyry-style and epithermal copper-molybdenum-gold-silver mineralization in the northern and southeastern Sulphurets district, northwestern British Columbia in Porphyry Deposits of the Northwestern Cordillera of North America; CIM Special Volume 46, p. 499-508.

Minfile (2001): Web-based mineral occurrence data produced by British Columbia Ministry of Energy and Mines.

Rhys, D.A. (1995): The Red Bluff gold-copper porphyry and associated precious and base metal veins, northwestern British Columbia in Porphyry Deposits of the Northwestern Cordillera of North America; CIM Special Volume 46, p. 838-850.

Rhys, D.A., Sieb, M., Frostad, S.R., Swanson, C.L., Prefontaine, M.A., Mortenson, J.K. and Smit, H.Q. (1995): Geology and setting of the Red Mountain gold-silver deposits, northwestern British Columbia in Porphyry Deposits of the Northwestern Cordillera of North America; CIM Special Volume 46, p. 811-828.

Sheldrake, R.F. (1983): Report on Multifrequency Electromagnetic and Magnetic Survey on the Tide and Berendon Claim Group in the Bowser River Area, B.C.; British Columbia Ministry of Energy and Mines Assessment Report #11,528, Part 2 of 3.

Sheldrake, R.F. (1988): Geophysical Report on the Tide Claim Group; British Columbia Ministry of Energy and Mines Assessment Report #17,894.

Somerville, R. (1990): Geological, Geophysical and Diamond Drilling Report on the Tide, Tide 2, Berendon 2-5 and Low Tide Claims; British Columbia Ministry of Energy and Mines Assessment Report #20,771.

APPENDIX B

QUALITY CONTROL / QUALITY ASSURANCE

QUALITY CONTROL / QUALITY ASSURANCE

I.

Chain of Custody

All samples were packed in rice sacks and sealed with uniquely-numbered non-resealable security straps. Rice sacks were trucked to ALS Chemex Labs in North Vancouver. ALS Chemex reported that all bags were received in good condition, with all security straps intact, and with no evidence of tampering.

II.

Blanks

Blanks are samples that are known to be barren of mineralization and are inserted into the sample stream to determine whether contamination has occurred after sample collection.  Soil Samples

Fifteen soil blanks were inserted into the sample sequence (approximately every 50th sample) and submitted for analysis. The blank material comprised silica sand. Blanks were inserted into the sample series in the field.

Sample	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
BL5000N 5500E(B)	<0.005	<0.2	<2	<2	6	<1	<2	<2	17
BL5000N 5700E(B)	0.015	<0.2	5	<2	6	<1	<2	<2	16
L5000E 5400N(B)	<0.005	<0.2	2	<2	6	<1	<2	<2	17
L5100E 4750N(B)	<0.005	<0.2	5	<2	8	<1	2	<2	19
L5100E 5450N(B)	0.063	<0.2	4	<2	7	1	2	<2	17
L5200E 5450N(B)	0.007	<0.2	6	<2	7	<1	2	<2	16
L5300E 4975N(B)	<0.005	<0.2	3	2	7	<1	<2	<2	17
L5400E 5500N(B)	<0.005	<0.2	<2	<2	7	<1	2	<2	18
L5500E 5500N(B)	<0.005	<0.2	<2	<2	8	<1	2	<2	19
L5600E 5400N(B)	<0.005	<0.2	2	<2	7	<1	<2	2	17
AF 5550(B)	0.007	<0.2	<2	<2	7	<1	<2	<2	18
CL1160 0+850SB	<0.005	<0.2	7	<2	7	<1	2	<2	18
CL1160 0+1000SB	<0.005	<0.2	8	<2	7	<1	3	<2	19
CL1160 0+1575SB	<0.005	<0.2	<2	<2	7	<1	<2	<2	17
CL1160 0+1675SB	<0.005	<0.2	<2	<2	7	<1	2	<2	18

With one exception, the Tide blanks returned low values for all elements, indicating that no major contamination occurred in the field, during transport to the lab, or in the laboratory.  Sample L5100E 5450N returned 63 ppb gold; the presence of significant gold in this sample is worrisome and should be investigated further.

a.

b.

Drill Core Samples

Two rock blanks were randomly inserted into the sample sequence for each diamond drill hole and submitted for analysis. The blank was unaltered quartz monzonite collected from the early to Middle Eocene Hyder Batholith (UTM coordinates: 6217344 mN; 426977 mE).

Sample	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
98518	<0.005	<0.2	8	2	7	<1	4	<2	40
98549	<0.005	<0.2	<2	<2	3	<1	4	<2	31
98656	<0.005	<0.2	<2	<2	4	<1	5	<2	30
98692	<0.005	<0.2	<2	<2	4	<1	3	<2	39
98742	<0.005	<0.2	3	<2	3	<1	3	2	39
98826	<0.005	<0.2	<2	<2	3	<1	3	<2	32
98905	<0.005	<0.2	4	<2	5	1	4	<2	40
98960	<0.005	<0.2	2	<2	2	<1	4	<2	34

The blanks returned very consistent and low results indicating that sample contamination was not a problem for the Tide Property drill samples.

I.

Lab Duplicate Analysis

Lab duplicates are analyses of two portions of a prepared sample. They are used to measure the reproducibility of laboratory analyses. ALS Chemex Labs conducts duplicate analyses of random samples at varying frequencies depending on the particular sample preparation code. For example, the standard ICP analysis that was conducted on all samples (code ICP41) is run in batches of 40 samples–one of which will be duplicated. Other analyses, such as fire assays of Au or Ag, are run in larger batches with more frequent duplicates. Thompson and Howarth (1976, 1978) demonstrated that the analytical precision of a dataset can be estimated by duplicate analyses. They established a graphical representation of the precision that is effective for datasets of 10 to 50 samples:

a.

Rock and Drill Core Samples

As part of ALS Chemex’s quality control measures, the lab conducts routine duplicate analyses. Twenty-one duplicate ICP analyses and 18 duplicate gold analyses were conducted for core samples. Based on these duplicate pairs, all elements were reproducible at 20% precision.

b.

Soil Samples

As part of ALS Chemex’s quality control measures, the lab conducts routine duplicate analyses. Twenty-five duplicate ICP analyses and 27 duplicate gold analyses were conducted for soil samples. Most elements (Ag, Cu, Pb, Zn, Mo) were reproducible at 20% precision whereas Sb was reproducible at 40%. As may be expected, Au duplicate analyses were reproducible at a lower precision of 100%.

Chart : Graph illustrating Thompson and Howarth estimation of analytical precision, method two. The data points represent duplicate pairs, the solid line represents the 90th percentile of the population, and the dashed line the 99th percentile of the population (n=17 duplicate pairs). In this instance, the precision was set at 20%, and at this level within the given dataset, 1 sample falls above the 90th percentile line. From the binomial probability it can be read that at 20% precision, the probability of 1 sample out of 17 falling above the 90th percentile is 83.3%.

II.

Field Duplicates

Field duplicates are collection and analysis of two separate samples from the same field location or core interval. They are used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation.

a.

Soil Samples

A total of 32 field duplicate soil samples were collected (approximately every 24th sample) during the 2004 program and submitted for analysis. All elements, including Au were reproducible at the 20% precision level with 1 or no pairs exceeding the 90th percentile line.

b.

Drill Core Samples

Three randomly selected core samples per diamond drill hole were quartered, with the two quarters sent for analysis, resulting in 12 field duplicates. Most elements (Ag, Cu, Pb, Sb, Zn) were reproducible at the 20% precision level with 1 or no pairs exceeding the 90th percentile line. Au was reproducible at 30% precision and As at 40% precision. Mo was reproducible at 60% precision.

III.

Conclusions

*

There was no tampering with the samples between collection and laboratory.

*

A gold-bearing soil blank indicates the possibility of contamination during transport or analysis of soil samples.  This requires further investigation.  The rock blanks showed no evidence of contamination.

*

Laboratory preparation and analysis is reproducible at a high level of precision (20%) for rock, drill core, and soil samples for nearly all elements. Exceptions include drill core field duplicate results from which Au was reproducible at 30% precision, As at 40% precision, and Mo at 60% precision. Also, from the soil sample lab duplicate results where Sb was reproducible at 40% and as may be expected, Au duplicate analyses were reproducible a lower precision of 100%.  All of these levels of precision for field duplicates are acceptable.

*

Poor precision for Au, As, Mo, and Sb from field duplicate pairs (rocks and core) reflects variability (nugget effect) and not analytical error.

APPENDIX C

METALLICS (SCREEN) ASSAYS

METALLICS (SCREEN) ASSAYS

The reject portions of 9 rock samples (shaded samples) exceeding 10,000 ppb Au in initial geochemical analysis were subjected to metallic (screen) assaying to determine whether coarse particulate gold is present and under-reported by conventional sample preparation. Particulate gold is malleable and flattened during the pulverization process; with the standard sample preparation, any coarse gold left on the screens is disregarded. The following table shows that only two samples (279968 and 279975), both from the 52 Zone, demonstrated significant amounts of particulate gold.

An additional 22 samples from TIDE04-03 were subjected to metallic (screen) assaying to provide a better understanding of how the gold occurs within the 36 Zone.  None of the samples analysed demonstrate significant amounts of coarse particulate gold.  Although the overall grade of the 36 Zone is relatively low, gold mineralization does appear to suffer from irregular distribution (nugget effect) as suggested by differences of >40% in grade between some original and reject samples (e.g. 98765, 98790).

SAMPLE	Certificate	Initial Au Analysis (ppm)	Sample Weight (g)	+ Fraction Gold (mg)	- Fraction Assay (g/t)	Total Grade (g/t)	Increase in Grade[1]	Increase in Splits[2]
273639	VA04049289	18.4	1178	1.513	14.7	15.85	8%	-20%
273917	VA04049289	14.15	177.1	0.084	12.05	12.2	1%	-15%
273919	VA04049289	9.35	231.6	0.19	9.28	9.24	0%	-1%
M273685	VA04049286	18.05	654.6	0.38	17.1	17.05	0%	-5%
M273934	VA04049286	58.7	353	0.311	53	53	0%	-10%
M273939	VA04049286	10.1	304.4	0.077	8.73	8.79	1%	-14%
279968	VA04072197	454	1195.5	211.47	192.5	360	87%	-58%
279975	VA04072197	614	824.9	109.15	481	593	23%	-22%
98731	VA04073409	0.583	1120.5	0.023	0.53	0.54	2%	-9%
98744	VA04073409	0.613	955	<0.001	0.55	0.52	-5%	-10%
98754	VA04073409	0.531	993.6	0.043	0.49	0.51	4%	-8%
98764	VA04073409	0.975	686.6	0.015	0.72	0.7	-3%	-26%
98765	VA04073409	0.231	1126.5	0.003	0.12	0.11	-8%	-48%
98769	VA04073409	2.31	683.2	0.04	1.35	1.34	-1%	-42%
98773	VA04073409	1.01	1166.5	0.048	0.85	0.87	2%	-16%
98777	VA04073409	0.313	1192	0.007	0.33	0.32	-3%	5%
98781	VA04073409	0.407	1240.5	0.024	0.49	0.49	0%	20%
98786	VA04073409	0.477	1025.5	<0.001	0.47	0.45	-4%	-1%
98790	VA04073409	0.495	965.9	0.025	1.34	1.32	-1%	171%
98794	VA04073409	1.265	1146	0.039	0.96	0.97	1%	-24%
98797	VA04073409	11.4	853.1	0.261	11.7	11.5	-2%	3%
98802	VA04073409	2.73	1209	0.092	2.78	2.79	0%	2%
98806	VA04073409	1.47	791.4	0.038	1.3	1.27	-2%	-12%
98816	VA04073409	0.332	855.1	<0.001	0.26	0.26	0%	-22%
98829	VA04073409	0.723	1058	0.019	0.7	0.7	0%	-3%
98840	VA04073409	0.136	1286	<0.001	0.11	0.11	0%	-19%
98849	VA04073409	0.777	932.1	0.016	0.8	0.79	-1%	3%
98850	VA04073409	0.284	1319	0.005	0.3	0.3	0%	6%
98860	VA04073409	0.681	1081.5	<0.001	0.51	0.5	-2%	-25%
98870	VA04073409	1.585	1036.5	0.038	1.5	1.48	-1%	-5%
98880	VA04073409	0.591	1054	0.004	0.55	0.54	-2%	-7%

1The total grade relative to the minus fraction assay.

2Comparison of the two splits: the minus fraction assay for the reject relative to the original geochemical analysis.

In 2001, reject portions of five of the six rock samples exceeding 10,000 ppb Au in initial geochemical analysis were subjected to metallic assaying to determine whether coarse particulate gold is present and under-reported by conventional sample preparation (the sixth sample was too small for this procedure).  The following table shows that two of the five contained a significant amount of particulate gold, causing a 13-39% increase in grade.  Comparison of the minus fraction assays for initial and reject samples demonstrates moderate variability (1-28%) in grade between the two splits.  It is interesting to note that the two samples (276386 and 276392) from the Southpit Zone show no evidence of coarse gold and little variability between sample splits.  By contrast, the three samples from the Silver Creek area all show increased variability between splits and two (51082 and 51093) demonstrate the presence of coarse gold.

Sample	Initial Sample Split		Reject Sample Split (Metallic Assay)				Difference Between Splits[2]
	Geochem (ppb)	- Fraction Assay (g/tonne)	+ Fraction Gold (mg)	+ Fraction Assay (g/tonne)	+ Fraction Gold (mg)	Increase In Grade[1]
51079	>10000	19.32	0.192	14.88	15.04	1%	28%
51082	>10000	80.38	6.336	71.28	99.04	39%	13%
51093	>10000	109.25	18.737	93.47	105.19	13%	17%
276386	>10000	20.51	0.294	20.62	21.29	3%	1%
276392	>10000	19.01	0.100	20.00	19.93	0%	5%

1For the metallic assays, total assay relative to the minus fraction assay

2Percent difference between minus fraction assays for the initial and reject splits

APPENDIX D

GEOLOGIST’S AND ENGINEER’S CERTIFICATES

GEOLOGIST'S CERTIFICATE

Robert Scott Heffernan

104 – 2280 West 6th Avenue

Vancouver, BC, Canada

V6K 1V8

Phone: (604) 688-9806

Fax: (604) 688-0235

CERTIFICATE OF AUTHOR

I, R. Scott Heffernan, Geol.I.T., am a Geoscientist in Training employed by Equity Engineering Ltd., with offices at #700-700 West Pender Street in the City of Vancouver, B.C., in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of Alberta (#M63240).

I am a graduate of the University of Alberta with a Bachelor of Science degree in Geology in 1998, and a graduate of the University of British Columbia with a Master of Science degree in Geological Sciences in 2004, and I have practiced my profession continuously since 1998.

Since 1997 I have been involved in mineral exploration for diamonds, gold, silver, copper, lead, and zinc primarily in Canada and the United States, but including Argentina. I supervised and/or worked on numerous exploration projects for gold and silver mineralization in the Canadian Cordillera and Canadian Shield from 1997 to the present. I completed a Master’s thesis at University of British Columbia in 2004 on the temporal, geochemical, isotopic and metallogenic characteristics of the southeastern Tintina Gold Province (Yukon Territory, Canada).  I have directed and/or worked on exploration projects for intrusion-related gold mineralization in Yukon Territory and northern British Columbia since 1999.

I directed the 2004 exploration program on the Tide property for Rimfire MineralsCorp.  During this program, I planned and supervised geochemical sampling and prospecting whilst conducting property scale mapping to assess drill targets.  I supervised all aspects of the 2004 diamond drill program and prepared the report detailing the results of the 2004 exploration program.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report, the omission to disclose which would make this report misleading.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

Dated at Vancouver, British Columbia, this 23rd day of December, 2004.

“R.S. Heffernan”

          R. Scott Heffernan, M.Sc., Geol.I.T.

ENGINEER'S CERTIFICATE

Henry J. Awmack, P.Eng.

700-700 West Pender Street

Vancouver, B.C. V6C 1G2

604-688-9806

I, Henry Awmack P.Eng., am a Professional Engineer residing at 1735 Larch Street, Vancouver, British Columbia, Canada.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.

I graduated from the University of British Columbia with a Bachelor of Applied Science (Honours) degree in geological engineering (Mineral Exploration Option) in 1982, and I have practiced my profession continuously since 1982.

Since 1982 I have been involved in mineral exploration for gold, silver, copper, lead, zinc, cobalt, nickel and tin in Canada, Costa Rica, Panama, Chile, Argentina, Brazil, Peru, Ecuador, Venezuela, Nicaragua, Bolivia, Mexico, Indonesia, China, Senegal and Egypt.  I have worked on a number of mesothermal to epithermal vein projects and porphyry copper±gold projects in British Columbia, Costa Rica, Indonesia, Chile, Ecuador and Panama.  As a result of my experience and qualification I am a Qualified Person as defined in N.P. 43-101.

I am a Consulting Geological Engineer and principal of Equity Engineering Ltd, a geological consulting and contracting firm and have been so since February 1987.

I directed the exploration program on the Tide property in 2001 for Rimfire Minerals Corporation.  During this program, I examined and sampled several of the known showings, and prepared the report detailing results of the 2001 exploration program.  I was involved in the planning and interpretation of the 2004 exploration program on the Tide property.

As a director of Rimfire Minerals Corporation, I am not independent of Rimfire Minerals Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.  I am independent of Serengeti Resources Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI.

Dated at Vancouver, British Columbia, this 23rd day of December, 2004.

“H.J. Awmack”

Henry J. Awmack, P.Eng.

APPENDIX E

CONSENTS OF AUTHORS

CONSENT of AUTHOR

TO:

TSX Venture Exchange, British Columbia Securities Commission and the Alberta Securities Commission.

I, R. SCOTT HEFFERNAN, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled Summary Report on the Tide Property and dated December 22, 2004 and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of Rimfire Minerals Corporation and Serengeti Resources Inc.

Dated this  23rd Day of December, 2004.

Signature of Author

  “R.S. Heffernan”
R. SCOTT HEFFERNAN

CONSENT of AUTHOR

TO:

TSX Venture Exchange, British Columbia Securities Commission and the Alberta Securities Commission.

I, HENRY J. AWMACK, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled Summary Report on the Tide Property and dated December 22, 2004 and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of Rimfire Minerals Corporation and Serengeti Resources Inc.

Dated this  23rd Day of December, 2004.

Signature of Author

“H.J. Awmack”
HENRY J. AWMACK

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

December 23, 2004